SNAP-ON INCORPORATED 2002 ANNUAL REPORT

1 ON THE MARK

Our Driven to Deliver™ framework is in place and being integrated at every level throughout the company. Quality People in the right positions are working on the right priorities. Through their effort and commitment, we are creating a more flexible, responsive and profitable company.

4 ON THE ROAD

Snap-on's focus is on performance, operational effectiveness and meeting the needs of our customers. "Lean" business principles are being applied across the organization to eliminate waste, improve processes and increase productivity.

17 ON THE RECORD

Snap-on is committed to delivering sustainable value to our customers and our shareholders. Our premier brands, expanding dealer base, innovative products and technologies, close customer relationships and financial strength give us a solid foundation on which to build.

FINANCIAL HIGHLIGHTS

For the fiscal years ended December 28, 2002, and December 29, 2001

(Amounts in millions, except per share data)	2002	2001
Net sales	$2,109.1	$2,095.7
Gross profit	964.9	949.0
Net earnings	106.0	19.0
Net cash provided by operating activities	224.1	163.7
Shareholders' equity	830.4	775.8
Net earnings per share – diluted	$ 1.81	$ .33

On the mark

To Our Shareholders,

In 2002, Snap-on employees around the world continued to embrace the *Driven to Deliver* principles. They are using the framework to take action, produce improvements and provide value to the customer. We are very encouraged by what we are seeing and the potential benefits that the Snap-on Business Process will unlock. Given the uncertain environment, it is important that we continue to drive its implementation.

Last year, the challenges in the overall economy continued. The economic breath-holding that characterized much of 2001 persisted and an anticipated second-half 2002 recovery never occurred. Despite these conditions, much progress was made in strengthening our internal processes, realizing cost savings, improving cash flow and building a strong foundation that is expected to lead to greater profitability.

Many steps were taken in 2002 to position our company for future profitable growth and to build long-term shareholder value. Some of these actions were not without their short-term pain. We believe, however, that they were the right measures given the uncertain and extremely competitive environment. We believe Snap-on is emerging from this period a stronger, more performance-driven company.

Our balance sheet strength improved in 2002. Total debt net of cash was down more than $125 million year over year and total net debt to total capital declined to 29.2 percent, exceeding the company's long-term target level of 30-35 percent. Receivables and payables management improved, while our emphasis on inventory reduction and increased turns continued.

In the fourth quarter of 2002, Snap-on declared a $.01 per share increase in the dividend, a 4.2 percent increase. We recognize that the dividend is an important part of our shareholders' total return. Snap-on has paid consecutive quarterly cash dividends since 1939.

Snap-on's 2002 financial performance reflects the challenging environment and the effects of both internal and external factors.

Net sales for the year were $2.109 billion, up 0.6 percent compared with $2.096 billion in 2001. Net earnings were $106.0 million, or $1.81 per diluted share, compared with $19.0 million, or $.33 per diluted share, in 2001.

We clearly saw the benefits from our restructuring and cost savings initiatives reflected in the company's performance, particularly in the Commercial and Industrial and Diagnostics and Information segments. Profitability was up in our industrial operations despite an environment in which capital spending and business investment remained soft at best. Our diagnostics business also recorded a significant year-over-year improvement in operating profit. Finally, new product innovations contributed positively to sales and margins in all segments.

Offsetting this progress, sales to dealers were constrained due to the continued efforts by Snap-on to improve the inventory turns and financial strength of our franchisees. Dealer Group

Driven to Deliver

Snap-on's *Driven to Deliver* framework includes three strategic principles: Quality People, Operational Fitness and Profitable Growth.



QUALITY PEOPLE
OPERATIONAL FITNESS
PROFITABLE GROWTH
"DRIVEN TO DELIVER"

segment sales also reflect weak market demand for big-ticket diagnostics and equipment sold through the tech rep organization. End-user demand for tools, however, remained strong during 2002. Increased pension and bad debt expense and unfavorable manufacturing cost absorption also impacted results overall.

Despite these challenges, we maintained our commitment to future growth through increased spending on new product development and the company's "More Feet on the Street" dealer expansion and enhancement initiative. These investments strengthened the franchise proposition and our position in the marketplace and, we believe, will provide further benefits when the economy improves.

DRIVEN TO DELIVER PRINCIPLES

The *Driven to Deliver* framework emphasizes a balance of three business principles: Operational Fitness, Quality People and Profitable Growth. In its first full year of implementation, we saw growing evidence that the Snap-on Business Process is producing the desired changes in our organization.

OPERATIONAL FITNESS: Last year our focus was on improving the performance of our current businesses to provide a foundation for Profitable Growth. In 2001, a series of restructuring initiatives was announced to address underperforming operations and to better align our businesses, processes and people to marketplace realities. Those activities were finalized by the end of 2002 and generated the savings anticipated when the program was announced. This resulted in fewer facilities, streamlined processes and more profitable, flexible businesses.

In the coming year, we will continue to emphasize Operational Fitness as a way to ensure that Snap-on's business units are functioning at a high level of efficiency and effectiveness. Key to creating this culture of continuous improvement is the implementation of Lean business principles throughout the organization. At a very basic level, Lean is about producing what the customers want, when they want it, while reducing lead times and waste. Application of the principles will go beyond the manufacturing floor. Efforts in 2003 are focused on bringing Lean to all locations, functions and levels of the organization.

QUALITY PEOPLE: A number of changes were made in 2002 to ensure that we have the people and the systems in place to drive results. Our Performance Management and Human Capital Planning systems were enhanced, ensuring that our Quality People continue to drive improvement efforts in the future. Additionally, supporting these efforts, significant strides were made in the alignment of our performance metrics and compensation plans.



-BALANCE OF 3 PRINCIPLES
-STRENGTHEN FOUNDATION
-CONTINUE EXPANSION AND
-CULTURE OF CONTINUOUS
-PEOPLE MAKE IT HAPPEN
PROCESS,
MINDSET,
METRICS
DRIVEN
TION

We revised our management structure to reflect the growth of the company's diagnostics and vehicle service information businesses. Also, with the additions of Nick Pinchuk, senior vice president and president—worldwide commercial and industrial group, and Marty Ellen, senior vice president—finance and chief financial officer, our executive management team is now complete. With this team, and our Quality People around the globe, we have the capability to execute our plans to build shareholder value.

PROFITABLE GROWTH: Despite the pressures of a difficult economy, we never wavered in our commitment to invest in Profitable Growth. The More Feet on the Street dealer expansion and enhancement program resulted in 193 net new dealers in the United States, a 4.8 percent increase for the year. Over the past two years, the net number of dealers grew by 10.4 percent, bringing the total number of U.S. dealer vans to more than 4,200, an all-time high. There are now more than 5,600 dealers worldwide.

We also continued to invest in new product development to meet our customers' changing needs and to build on Snap-on's legacy of innovation. The investment is paying off, as products introduced during the last three years contributed approximately 23 percent of total net sales in 2002, compared with 15 percent in 2001. Successes such as the MODIS™ diagnostic system, VERSADRIVER™ air impact wrench, TECHWRENCH™ electronic torque instrument and numerous new tool storage systems are only a few examples of our commitment to new product development.

I want to thank our employees, dealers and Board of Directors for their contributions and continued support in 2002. They are helping us build a stronger Snap-on.

Looking forward, we see exciting opportunities for our company and our shareholders. We are guardedly optimistic about an economic recovery, particularly with regards to the industrial sector. Even so, we expect to leverage the strengths we have—our powerful dealer force, strong brands and innovative thinking—to grow the business and increase profitability. In the coming year, there will be a continued emphasis on the consistent and broad application of the Snap-on Business Process and, in particular, the implementation of Lean principles.

Our attention this year, throughout the organization, will be on execution. I can assure you that in 2003, we will remain focused on our goals to improve performance and build shareholder value.

[signature]

DALE F. ELLIOTT
Chairman, President and Chief Executive Officer

On the road

The *Driven to Deliver* strategy is our framework for action. We are systematically applying a balance of three principles – Quality People, Operational Fitness and Profitable Growth – to create a culture of continuous improvement. Our people come to work every day, dedicated to meeting and exceeding customer expectations. Our processes are becoming fully integrated and aligned to create a smooth and efficient operation.


Quality People
Driven To Deliver
Operational Fitness
Profitable Growth
Snap-on
Driven To Deliver
Eficacia Operacional
Crecimiento Rentable
Snap-on
Verksamhet i Trim
Lönsam Tillväxt
Snap-on
Snap-on


DIAGNOSTI
HAND TOOLS...

Irresistible force

Snap-on's dealer network – our strategic partners – represents a legacy of innovation and creativity. This "irresistible force" created one of the cornerstones of Snap-on's success – frequent and regular service to the customer. The successful dealer is a variety of capabilities rolled into one. Part salesperson, part technical expert and part consultant, the Snap-on dealer is the well-known and dependable provider of total solutions and reliable service. And it's more than tools. Snap-on dealers offer financing, practical advice and a wealth of information. Now that irresistible force is becoming even stronger, and its efforts are effectively linked to the company's growth strategy.



Andy Bayler Snap-on dealer since 2002 | **Tommy Crook** Snap-on dealer since 1999 | **Karen Endicott** Wife of Snap-on dealer Steve Endicott, Sr. | **Steve Endicott, Sr.** Started as Snap-on dealer in 1976 | **Steve Endicott, Jr.** Snap-on dealer since 1998 | **Carlos Mendez, Jr.** Snap-on dealer since 1996 | **Sonny Forsberg** Snap-on dealer since 2000

MORE FEET ON THE STREET

Dealer expansion and enhancement. Training and business planning. Product line depth and breadth. New technologies and strong brands. A great value proposition. We're helping successful Snap-on dealers grow their businesses by adding franchises and second and third vans to expand market coverage. We're bringing a higher level of management expertise and business strategy to dealers so they're better able to succeed and prosper. We know how important the dealers are to professional tool and equipment users, and to us, which is why we're empowering them to provide unmatched service and bring customers unequaled products.

In 2002, Snap-on's More Feet on the Street dealer expansion and enhancement initiative generated a net gain of 193 new dealers in the United States – a 4.8 percent increase. Over the last two years, net U.S. dealers increased by 10.4 percent, largely through the addition of second franchises and second vans. Steve Endicott, Sr. is an example of what's possible. He now owns three franchises in and around Atlanta, Georgia, one of which has a second van, and one has a second and third van.

To see what is possible

Our Quality People put Snap-on's *Driven to Deliver* framework into action. Through a mindset that promotes communication, empowerment and accountability, we are working with sharper focus, greater discipline and increased commitment.



Maria Carlsson
Machine Operator, Hand Hack Saw Line
Bahco Metal Saws AB
Lidköping, Sweden



Gina Gregory
Operations Process Analyst
Snap-on Tools Operations
Kenosha, Wisconsin



Karl Rothamel
Basic Researcher, Wheel Balancers
Snap-on Equipment GmbH
Pfungstadt, Germany



Rick Moffett
Local Continuous Improvement Facilitator
Snap-on Tools Operations
Kenosha, Wisconsin



Jacinto Irazola
Innovator of the TEKNO Plus™ tri-material screwdriver
President
Irazola Herramientas, S.A.
Placencia de las Armas, Spain



Ervin Brown
Team Leader
Cordless Power Tools Assembly Cells
Sioux Tools, Inc.
Murphy, North Carolina

"Prior to automation, I manually fed a painting line. Today, I operate a complete production process without manual handling. Lead time for hand hack saw production has been reduced from seven days to one day."



"We can't change results if we continue to do things in the same way we always have. We are changing our processes to ensure we are meeting our customers' needs in a timely and efficient manner."



"Through working with a team comprised of individuals from four locations in four countries, we were able to develop a new range of wheel balancers based on one worldwide platform where every single balancer carries the needs and images of the brand it is designed for."



"Some people think that Lean concepts apply only to manufacturing. We are working to integrate Lean into everything we do in the office – from product concept to customer delivery."



"You have to be convinced that no matter how mature and developed a product is, there are always aspects with innovative improvement possibilities. We might not have seen them, but they are there."



"After 'blitzing' the CT30 cordless drill line, we took six assembly operations and created a cell that shortened lead time and increased productivity from 230 units per day to 350. At the same time, we made the job safer, easier and improved workflow."



You have to look at things differently

Love


1.
2.
3.
4.
5.
6.
7.
8.
9.
Snap-on
250
Snap-on
USA
Snap-on
Snap-on
3/4
USA
3/4

To know our tools, is to love our tools. The wide range of products Snap-on has available become the treasured objects (or the passion) of every type of professional tool user. We provide solutions for vehicle service, industrial and government customers, and for commercial applications, including construction, electrical and agriculture.

Power

Strength, force and energy in action. Performance, durability and comfort. We're building on our traditional strengths, constantly upgrading and updating what we know in order to create the next generation of power tools for the most discerning and demanding customers in the world.



(opposite page)

1. Snap-on® TECHWRENCH™ Electronic Torque Instrument
2. Snap-on® Non-conductive Composite Needle Nose Pliers
3. Snap-on® 3/8" drive Flex-head Speeder Ratchet
4. Snap-on® 1/2" drive Metric Sockets
5. Snap-on® Non-conductive Composite Ratcheting Box Wrench
6. Snap-on® 4-way Angle Head Open-end Wrench
7. Irazola™ TEKNO Plus™ Tri-material Screwdriver
8. Bahco® Ergo® Cutters
9. Acesa™ Needle Nose Pliers

(this page)

10. Snap-on® IM3100 VERSADRIVER™ Impact Wrench
11. Sioux® Clinch Nut Tool

Thinking


Snap-on
MODIS
SCANNER
DVOM
Lab Scope
Single Cylinder Ignition
Load Configuration
Delete Configuration
SAVED DATA
UTILITIES
MODIS

MODIS™ System

Smart, powerful, fast, easy to use and extremely helpful. Since the beginning, Snap-on has been passionate about innovation, and that passion never wavers. That's why Snap-on is a technology leader in its industry. We combine instrumentation with information to help the user diagnose and fix the problem quickly – the first time.

Outside the box

Snap-on focuses not only on tools for inside the box; we also focus on equipment for outside the box. Snap-on products and services include hand and power tools, diagnostics and shop equipment, software and information, and tool storage. The Snap-on family of brands are among the most recognized names in the world.

1. SUN® MFX Xtreme™ Fluid Exchanger
2. John Bean® Visualiner 3D® Arago™ with DigiSmart™ Technology
3. Wheeltronic® Premier Lift Line
4. Snap-on® D-TAC™ Battery System Tester and Charger
5. Snap-on® KRL Series Tool Storage Unit
6. BLACKHAWK® Shark® Millennium Electronic Frame Measuring System



2.
5.
4.
1.
Visualiner
BLACKHAWK
6.
3.

Production line

Gulfstream is the World Standard™ in business aviation, and has produced more than 1,300 aircraft for corporate, government, private and military customers around the world. For the past 44 years, Gulfstream has achieved a reputation of quality and performance. "Our clearly organized *Snap-on* tool boxes provide the variety of tools I need, and I can depend on them to get the job done right. And with the quality and reliability *Snap-on* tools provide, I reduce unproductive time on my job, and focus on what's important – getting our planes ready to fly."



Manuel Teques
Pre-Flight Technician
Gulfstream
Savannah, Georgia



Joseph Jordan
Director of Manufacturing
Gulfstream
Savannah, Georgia

Bottom line

"At Gulfstream, we pride ourselves on providing value to the customer. Our suppliers are an important sub-set of being able to deliver that value. Reliability and quick turn-around time in getting us the tools we need is critical. In turn, we are able to deliver reliability to our customers. And that is why Snap-on is part of our program. They demonstrate dependability at every turn."


WELCOME
BLITZ TEAM
Monday - Classroom Training
Tuesday - Document Current State
Wednesday - Document Future State
Thursday - Verify, Adjust, Document
Friday - Team Presentations

Driven every day

Snap-on is going to succeed because we love the challenge, and because we understand that the race is never ending. Our *Driven to Deliver* principles emphasize the alignment of processes, and the right deployment of people and resources to create value for our customers and our shareholders. That process is applied every day in countless ways. We're becoming faster, more streamlined, more efficient and more powerful. And there is no finish line.

On the record

Snap-on has placed an emphasis on certain metrics that serve as a gauge to measure success in implementing our strategies, and form the basis for many of our incentive compensation plans. Targets have been set and measurement tools established. In spite of a tough economy, we are making steady progress toward our goals and are doing the right things to help us achieve them. The *Driven to Deliver* framework is taking hold throughout the company, and we are beginning to see the benefits.

LONG-TERM METRICS	2002 RESULTS	GOAL
Segment operating earnings margin	7.9%	10%
New product sales as a percent of net sales	23%	30%
RONAEBIT (return on net assets employed before interest and taxes)	15.2%	25%
ROE (return on average shareholders' equity)	13.2%	20%
Working investment turnover	2.9x	4x
Total net debt to total invested capital	29.2%	30-35%
2002 METRIC		
Cost reduction *(in millions)*	$ 40+	$ 40

New products are those introduced within the last three years.

Definition of terms can be found on the inside back cover.

(in millions)

SEGMENT	BUSINESSES	CUSTOMERS	PRODUCTS
SNAP-ON DEALER GROUP Michael F. Montemurro Senior Vice President and President – Worldwide Snap-on Dealer Group	Snap-on mobile franchised dealer van network *Technical representatives* sales organization supporting Snap-on dealers Total segment net sales: $1,055.1* U.S. 75% Non-U.S. 25%	Technicians and mechanics • Vehicle service • Marine and aircraft • Small engine Vehicle service and repair shop owners and managers	Hand tools Power tools Tool storage Diagnostics equipment Vehicle service information Diagnostics software Vehicle service equipment
BRANDS	Snap-on, Sun, Blue-Point, ShopKey		
COMMERCIAL AND INDUSTRIAL GROUP Nicholas T. Pinchuk Senior Vice President and President – Worldwide Commercial and Industrial Group	*Snap-on Industrial* Bahco Eurotools Power Tools Worldwide Equipment Equipment Solutions (facilitation) Total segment net sales: $1,028.3* U.S. 47% Non-U.S. 53%	*Industrial manufacturing and assembly* Government Construction Electrical HVAC Plumbing Agriculture Snap-on Dealer Group Vehicle service and repair shop owners and managers Vehicle manufacturers	Hand tools Cutting tools Power tools Tool storage Diagnostics equipment Vehicle service equipment
BRANDS	Snap-on, Sun, Blue-Point, CDI Torque Products, Williams, Bahco, Irimo, Acesa, Sioux, Palmera, Cartec		
DIAGNOSTICS AND INFORMATION GROUP Alan T. Biland Vice President – Chief Information Officer and President – Diagnostics and Information Group	Snap-on Diagnostics Mitchell 1 EquiServ (equipment service) Snap-on Technical Center Internet Commerce Center Nexiq Technologies Total segment net sales: $334.4* U.S. 76% Non-U.S. 24%	Vehicle service and repair shop owners and managers National and regional service chains Dealerships Vehicle manufacturers Snap-on Dealer Group	Handheld diagnostics Engine analyzers Vehicle service information Diagnostics software Business management systems Tele-diagnostics
BRANDS	Snap-on, Sun, ShopKey, EquiServ, Mitchell 1, Nexiq Technologies		

* Before intersegment eliminations

(in millions)

GROWTH DRIVERS

Increasing number of vehicles in prime repair age

Greater complexity of vehicles

Growing number of new technicians

"More Feet on the Street" dealer expansion and enhancement initiative

New products and technological advances

DISTINCTIVE COMPETENCIES

Proprietary distribution network

Strong customer relationships

Easy to buy – easy to own purchase proposition

Product and customer application knowledge

Innovative and productivity-enhancing solutions

FINANCIALS

Total segment net sales: $2,417.8*


44%
42%
14%

GROWTH DRIVERS

Expanding emphasis on workplace efficiency

Evolving manufacturing and repair requirements

Growing attention to ergonomics

Accelerating demand in emerging economies

Increasing scale and technical advantage in fragmented markets

DISTINCTIVE COMPETENCIES

Recognized capability in productivity-enhancing solutions

Respected brands with broad product lines

Strong relationships with premium global customers

Established positions in multiple channels worldwide

Demonstrated innovation in ergonomics and efficiency

FINANCIALS

Snap-on Dealer Group 44%

Commercial and Industrial Group 42%

Diagnostics and Information Group ... 14%

Segment operating earnings: $165.7


31%
55%
14%

GROWTH DRIVERS

Increasing complexity of vehicles with advanced electronics

Worldwide markets producing more sophisticated vehicles

New markets and applications – global opportunity

Hardware to software solutions transition

New products and technological advances

DISTINCTIVE COMPETENCIES

Instrumentation with information

Product and customer application knowledge

Easy to learn – easy to apply knowledge – on-demand solutions

Innovative and productivity-enhancing solutions

Wired and wireless vehicle diagnostics

Electronics systems test and measurement

FINANCIALS

Snap-on Dealer Group 55%

Commercial and Industrial Group 31%

Diagnostics and Information Group 14%

* Before intersegment eliminations

Six-year Data

(Amounts in millions except per share data)	**2002**	2001	2000	1999	1998	1997
Net sales	**$2,109.1**	$2,095.7	$2,175.7	$1,945.6	$1,772.6	$1,672.2
Gross profit	**964.9**	949.0	996.8	896.2	763.2	843.8
Operating expenses	**799.2**	848.7	792.6	723.7	705.8	650.2
Net finance income	**37.7**	35.7	38.1	60.5	65.9	71.9
Operating earnings	**198.3**	86.6	230.0	212.4	34.1	265.5
Interest expense	**28.7**	35.5	40.7	27.4	21.2	17.6
Earnings from continuing operations	**161.2**	47.6	192.6	197.9	10.8	238.7
Income taxes	**58.0**	26.1	69.5	70.7	15.6	88.3
Cumulative effect, net of taxes	**2.8**	(2.5)	25.4	–	–	–
Net earnings (loss)	**106.0**	19.0	148.5	127.2	(4.8)	150.4
Financial position						
Accounts receivable current – net	**$ 556.2**	$ 572.8	$ 603.2	$ 573.8	$ 538.2	$ 524.0
Inventories	**369.9**	375.2	418.9	454.8	375.4	373.2
Current assets	**1,051.0**	1,097.0	1,145.1	1,162.4	1,063.3	1,006.1
Accounts payable	**170.9**	141.2	161.0	146.4	89.4	91.6
Current liabilities	**552.4**	549.4	538.0	452.7	458.0	352.5
Property and equipment – net	**330.2**	327.7	345.1	362.6	272.0	265.8
Total assets	**1,994.1**	1,974.3	2,069.1	2,160.9	1,674.9	1,641.4
Long-term debt	**304.3**	445.5	473.0	607.5	246.6	151.0
Total shareholders' equity	**830.4**	775.8	844.0	825.3	762.4	892.1
Working capital	**498.6**	547.6	607.1	709.7	605.3	653.6
Working investment	**755.2**	806.8	861.1	882.2	824.2	805.6
Total net debt	**342.3**	467.9	537.2	612.2	324.7	149.4
Total invested capital	**1,172.7**	1,243.7	1,381.2	1,437.5	1,087.1	1,041.5
Common share summary						
Net earnings (loss) per share – basic	**$ 1.82**	$ .33	$ 2.54	$ 2.18	$ (.08)	$ 2.47
Net earnings (loss) per share – diluted	**1.81**	.33	2.53	2.16	(.08)	2.44
Cash dividends paid per share	**.97**	.96	.94	.90	.86	.82
Shareholders' equity per share	**14.27**	13.40	14.60	14.10	12.98	14.74
Fiscal year-end share price	**27.72**	33.93	27.88	26.56	34.81	42.38
Average shares outstanding – diluted	**58.5**	58.1	58.6	58.9	59.2	61.7
Other financial statistics						
Cash dividends paid	**$ 56.5**	$ 55.6	$ 55.0	$ 52.6	$ 51.0	$ 49.9
Net cash provided by operating activities	**224.1**	163.7	190.2	235.6	75.0	194.9
Capital expenditures	**45.8**	53.6	57.6	35.4	46.8	55.4
Depreciation and amortization	**51.7**	68.0	66.2	55.4	45.0	38.4
Total net debt to total invested capital	**29.2%**	37.6%	38.9%	42.6%	29.9%	14.3%
Return on average shareholders' equity	**13.2%**	2.3%	17.8%	16.0%	(.6)%	17.5%

2002 results included $5.1 million of restructuring and other non-recurring charges ($3.3 million after tax or $.05 per diluted share) and a $2.8 million gain ($2.8 million after tax or $.05 per diluted share) for the cumulative effect of a change in accounting principle for goodwill. Snap-on ceased amortizing goodwill and certain other intangible assets in 2002 in accordance with the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

2001 results included $62.0 million of restructuring and other non-recurring charges ($46.1 million after tax or $.80 per diluted share), of which $12.6 million was included in cost of goods sold, and a $4.1 million loss ($2.5 million after tax or $.04 per diluted share) for the cumulative effect of a change in accounting principle for derivatives. Goodwill amortization in 2001 totaled $13.9 million pretax.

2000 results included $21.8 million of restructuring and other non-recurring charges ($14.2 million after tax or $.24 per diluted share) and a $41.3 million gain ($25.4 million after tax or $.43 per diluted share) for the cumulative effect of a change in accounting principle for pensions. Goodwill amortization in 2000 totaled $14.5 million pretax.

1999 results included $37.2 million of restructuring and other non-recurring charges ($23.3 million after tax or $.40 per diluted share). Goodwill amortization in 1999 totaled $11.8 million pretax.

1998 results included $149.9 million of restructuring and other non-recurring charges ($107.6 million after tax or $1.82 per diluted share). Goodwill amortization in 1998 totaled $8.5 million pretax.

1997 results included goodwill amortization of $6.9 million pretax.

Snap-on Incorporated ("Snap-on" or "the company") was incorporated under the laws of the state of Wisconsin in 1920 and reincorporated under the laws of the state of Delaware in 1930. Snap-on is a leading global innovator, manufacturer and marketer of high-quality tool, diagnostic and equipment solutions for professional tool and equipment users. Product lines include a broad range of hand and power tools, tool storage, saws and cutting tools, pruning tools, vehicle service diagnostics equipment, vehicle service equipment, including wheel service, safety testing and collision repair equipment, vehicle service information, business management systems, equipment repair services, and other tool and equipment solutions. Snap-on's customers include automotive technicians, vehicle service centers, manufacturers, industrial tool and equipment users and those involved in commercial applications such as construction, electrical and agriculture.

Snap-on's business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. Snap-on previously reported two business segments: the Snap-on Dealer Group, which represented the worldwide franchised dealer van channel, and the Commercial and Industrial Group, which included all of Snap-on's non-dealer businesses. Reflecting growth opportunities in the diagnostics and information businesses, Snap-on realigned its management organization structure and, as a result, changed its reportable business segments in 2002 to the following: (i) the Snap-on Dealer Group; (ii) the Commercial and Industrial Group; and (iii) the Diagnostics and Information Group. The Snap-on Dealer Group consists of Snap-on's business operations serving the worldwide franchised dealer van channel. The Commercial and Industrial Group consists of the business operations providing tools and equipment products to a broad range of industrial and commercial customers worldwide through direct, distributor and other non-franchised distribution channels. The Diagnostics and Information Group consists of the business operations providing diagnostics equipment, vehicle service information, business management systems, equipment repair services and other solutions for customers in the worldwide vehicle service and repair marketplace.

Snap-on's products are known for their quality workmanship, superior performance and exceptional service, and customers readily recognize and prefer the Snap-on family of brand names. Innovation, marketplace knowledge and customer relationships are Snap-on competencies that support its position as a leading provider of professional tool and equipment solutions. Snap-on's mission is to delight its customers – professional tool and equipment users worldwide – by providing innovative, productivity-enhancing products, services and solutions.

During the past several years, Snap-on has taken actions, through both internal development and acquisition, to grow its served customer base, pursue new marketplace opportunities and improve its operating performance. Affirming its commitment to deliver high-quality products and service and to deliver improved cash flow and earnings, Snap-on is implementing its Driven to Deliver™ framework throughout the company. The Snap-on Business Process is based on the balanced application of three strategic principles: Quality People, Operational Fitness and Profitable Growth. This framework builds on the solid foundation created through the strategic partnering efforts of Snap-on employees and dealers and provides a business environment in which all employees contribute toward building a stronger company.

The principle of Quality People means having the right people with the right skills in the right situation to deliver positive results. Snap-on wants to ensure that employees are stimulated and supported to anticipate and take appropriate actions to achieve the company's goals.

Operational Fitness emphasizes the need for continuous improvement, streamlining processes and reducing waste to ensure that Snap-on remains a leader in providing exceptional customer service and high-quality products that offer value to its customers and profitability for its shareholders.

With a focus on Quality People and Operational Fitness, Snap-on is building a strong foundation for Profitable Growth. Profitable Growth means growing the company while delivering a measurable increase in financial performance. Through innovation in internal development and a disciplined approach to marketplace opportunities, Snap-on is committed to anticipating and meeting its customers' changing needs and building stronger cash flows that will continue to support its business, while enhancing shareholder value.

RESULTS OF OPERATIONS

Snap-on's results of operations for the fiscal years ended December 28, 2002, December 29, 2001, and December 30, 2000, are as follows:

(Amounts in millions except per share data)	**2002**	2001	2000
Net sales	**$2,109.1**	$2,095.7	$2,175.7
Net earnings	**106.0**	19.0	148.5
Net earnings per share:			
Basic	**1.82**	.33	2.54
Diluted	**1.81**	.33	2.53

NET SALES: Net sales in 2002 were $2.109 billion, up 0.6% from the $2.096 billion reported in 2001. The increase in year-over-year net sales is attributable to a 0.8% favorable currency translation, partially offset by a 0.2% decline in organic sales, reflecting the continued weakened economic conditions in 2002. Snap-on defines organic sales growth as the change in year-over-year sales, excluding the impact of acquisitions, divestitures and currency translation. The impact of acquisitions on 2002 net sales was minimal.

Net sales in 2001 were $2.096 billion, down 3.7% from the $2.176 billion posted in 2000. The decline in year-over-year net sales was attributable to a 2.0% unfavorable currency translation and a 1.7% decline in organic sales, which primarily resulted from the slowing economy in 2001 depressing demand for big-ticket capital goods equipment and, in the second half of the year, professional tools in the manufacturing and industrial marketplace. The combined net impact on 2001 sales from acquisitions and divestitures, including the impact of Snap-on's decision in December 2000 to exit an unprofitable segment of the emissions testing business, was minimal.

Snap-on had product sales in the following geographic regions:

(Amounts in millions)	**2002**	2001	2000
United States	**$1,358.7**	$1,360.0	$1,367.1
Europe	**547.0**	537.5	587.5
All other	**203.4**	198.2	221.1
Total net sales	**$2,109.1**	$2,095.7	$2,175.7

EARNINGS: Snap-on reported net earnings of $106.0 million in 2002, compared to net earnings of $19.0 million in 2001. Diluted earnings per share were $1.81 in 2002, compared to $.33 in 2001. Snap-on recorded a cumulative effect of a change in accounting principle transition adjustment that increased net earnings in 2002 by $2.8 million, or $.05 per diluted share, from the recognition of negative goodwill as required by Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." For information on Snap-on's adoption of SFAS No. 142, refer to Note 8 of the Consolidated Financial Statements.

Snap-on's operating earnings in 2002 were $198.3 million, compared to $86.6 million in 2001. In 2002, Snap-on incurred $5.1 million for restructuring and other non-recurring charges. In 2001, Snap-on incurred $62.0 million for such costs, of which $12.6 million was included in cost of goods sold. Since the second quarter of 2001, Snap-on has closed or consolidated 32 facilities worldwide and realized an 8.4% reduction in its global workforce. In 2002, Snap-on achieved $44.7 million in year-over-year savings from its restructuring and other Operational Fitness actions. Of these savings, $24.3 million was reinvested to support new product development and other Profitable Growth initiatives, including higher spending for the company's "More Feet on the Street" dealer expansion and enhancement initiative. Operating earnings in 2002 include a net year-over-year benefit of $66.3 million from higher sales of new products and $17.3 million from favorable net pricing, partially offset by $65.0 million from the impact of lower sales, including the continued weak demand for big-ticket diagnostics, equipment products and industrial tools worldwide. Snap-on incurred higher costs of $47.8 million for actions to adjust to the lower production volumes associated with improving inventory turns and the lower second-half sales to dealers as they better managed their working capital, as well as for general cost increases. Additionally, in 2002, Snap-on incurred higher year-over-year net pension expense of $6.2 million and Snap-on also incurred, in the first quarter of 2002, $2.6 million in bad debt expense for the write-down of a receivable related to the closure of auto service centers associated with a major retailer's bankruptcy. The year-over-year operating earnings comparison benefited from the absence of $47.0 million in costs incurred in 2001 that included $44.0 million principally for the resolution of a patent arbitration matter and $3.0 million for related legal costs. Operating earnings in 2002 also reflects a net benefit of $4.6 million that included $10.8 million for the favorable resolution of a patent infringement matter, net of related legal expenses incurred in 2002, partially offset by a $6.2 million provision for certain contractual matters. Also contributing to the increased operating earnings in 2002 were higher year-over-year net finance income of $2.0 million and $15.1 million from the elimination in 2002 of goodwill and certain other intangible amortization.

Snap-on's net earnings in 2001 were adversely impacted by pretax charges of $120.4 million ($85.2 million after tax or $1.47 per diluted share) including $62.0 million for restructuring and non-recurring charges and $58.4 million for certain other items that included the $47.0 million for the resolution of an arbitration matter and related legal costs, $7.4 million for costs related to the termination of a European supplier relationship and $4.0 million for emissions-related bad debts. In addition to these charges, the decline in 2001 net earnings compared to 2000 also reflected the impact of lower sales of higher-margin products, increased operating expenses for new product development and higher training and recruiting costs associated with the More Feet on the Street initiative.

Net earnings in 2001 included a net charge of $2.5 million, or $.04 per diluted share, for the cumulative effect of adopting SFAS No. 133, "Accounting for Derivative and Hedging Activities." For information on Snap-on's adoption of SFAS No. 133, refer to Note 11 of the Consolidated Financial Statements.

Net earnings in 2000 of $148.5 million included a gain of $25.4 million, or $.43 per diluted share, resulting from the cumulative

Margin Analysis


Net Sales (in millions)
Gross Profit Margin*
Operating Earnings Margin*
* As a percent of net sales
$ 1,773
43.1%
1.9%
$ 1,946
46.1%
10.9%
$ 2,176
45.8%
10.6%
$ 2,096
45.3%
4.1%
$ 2,109
45.8%
9.4%
98
99
00
01
02

effect of a change in accounting for pensions. This change did not result in any cash flow into or out of the plan, and better reflects the market-related value of benefit plan assets for financial reporting purposes. The impact of this change on 2000 operating results was to reduce pretax pension expense by $9.7 million. For additional information on Snap-on's pension plans, refer to Note 13 of the Consolidated Financial Statements.

Operating Expenses as a Percent of Net Sales

in percent



39.8
37.2
36.4
40.5
37.9
98
99
00
01
02

Research and Engineering

in $ millions



49
50
51
55
57
98
99
00
01
02

COSTS AND GROSS PROFIT: Gross profit was $964.9 million in 2002, up 1.7% compared with $949.0 million in 2001. As a percentage of sales, gross profit margin was 45.7%, compared to 45.3% in 2001. Gross profit in 2002 benefited from the success of new product introductions, favorable net pricing and the company's restructuring and Operational Fitness activities, including cost controls and improvements in manufacturing operations. The unfavorable impact of cost increases and lower production volumes associated with improving inventory turns in a slow sales environment offset the impact of these improvements. Additionally, gross profit in 2001 was negatively impacted by $1.5 million for inventory write-downs related to the termination of the European supplier relationship and by $12.6 million in charges that included $2.3 million for inventory write-downs associated with restructuring activities and $10.3 million for inventory write-downs and warranty costs associated with the exiting of a segment of the emissions testing business.

Gross profit was $949.0 million in 2001, down 4.8% from $996.8 million in 2000. As a percentage of net sales, gross profit margin was 45.3% in 2001, compared to 45.8% in 2000. Improved productivity, favorable net pricing and the success of new product introductions in 2001 were more than offset by the underabsorption of manufacturing costs from the lower-than-planned sales and the effect of the $12.6 million of charges incurred for inventory write-downs and warranty costs as compared to the prior year.

Operating expenses were $799.2 million, or 37.9% of net sales, in 2002 compared to $848.7 million, or 40.5%, in 2001. The improvement in year-over-year operating expenses included $15.1 million from the elimination of goodwill and certain other intangible asset amortization and the elimination of $56.9 million in charges incurred in 2001 that included the $47.0 million for the resolution of an arbitration matter and related legal costs, $5.9 million in operating expenses for costs related to the termination of a European supplier relationship and $4.0 million for emissions-related bad debts. Operating expenses in 2002 also included a net $4.6 million benefit from the favorable resolution of a patent infringement matter partially offset by a provision for certain contractual matters. In addition, Snap-on realized savings in 2002 from its fiscal 2001 restructuring actions, reduced discretionary spending and other cost-reduction initiatives. These decreases to operating expenses were more than offset by increased expenses for the More Feet on the Street initiative, higher net pension costs and higher spending for new product development and other Profitable Growth initiatives.

Operating expenses were $848.7 million, or 40.5% of net sales, in 2001, compared to $792.6 million, or 36.4%, in 2000. The year-over-year increase primarily reflects the impact of higher costs incurred in 2001 for charges totaling $56.9 million for certain legal and other costs, including the $47.0 million for the resolution of an arbitration matter and related legal costs, $5.9 million for costs related to the termination of a European supplier relationship and $4.0 million for emissions-related bad debts. In 2001, Snap-on also incurred higher year-over-year costs for new product development, increased spending for dealer expansion, training and recruitment under the More Feet on the Street initiative, and increased bad debt provisions. These cost increases were partially offset by cost savings generated from the company's focus on improving Operational Fitness, including benefits realized from its aggressive cost-reduction and restructuring initiatives.

Research and engineering costs for the development of new and improved products and process improvements are included in operating expenses and do not include certain software development costs that qualify for capitalization. In 2002, Snap-on filed 156 new patent applications in connection with its development activities, resulting in a total of 1,592 active or pending patents at year end. Research and engineering expenses totaled $57.1 million, $54.6 million and $50.6 million in 2002, 2001 and 2000. In 2002, Snap-on introduced such new and improved products as the MODIS™ modular diagnostic information system, new tool storage units — including the largest roll cab on the market, a variety of new, productivity-enhancing power and hand tools, and a new versatile mid-rise lift and multi-fluid exchanger. New product sales, defined as sales from products introduced during the last three years, contributed approximately $492 million, or 23%, of total 2002 net sales compared with approximately $304 million, or 15%, of net sales in 2001.

SEGMENT RESULTS: Snap-on's business segments include the Snap-on Dealer Group, the Commercial and Industrial Group and the Diagnostics and Information Group. Segment net sales are defined as total net sales, including both net sales to external customers and intersegment sales, before elimination of intersegment activity.

Segment operating earnings are defined as segment net sales less cost of goods sold and operating expenses. Snap-on accounts for intersegment sales and transfers based primarily on standard costs with reasonable mark-ups established between the segments. Snap-on allocates shared services expenses to those segments that utilize the services based on a percentage of either cost of goods sold or segment net sales, as appropriate.

Snap-on reported total net segment sales and operating earnings of $2.418 billion and $165.7 million in 2002 compared to total net segment sales and operating earnings of $2.388 billion and $156.9 million in 2001. The following discussion focuses on Snap-on's reported segment net sales and operating earnings. For additional segment information, refer to Note 18 of the Consolidated Financial Statements.

(Amounts in millions)	**2002**	2001	2000
Total net sales			
Snap-on Dealer Group	**$1,055.1**	$1,050.8	$1,108.8
Commercial and Industrial Group	**1,028.3**	1,015.7	1,060.0
Diagnostics and Information Group	**334.4**	321.2	295.0
Segment net sales	**$ 2,417.8**	$ 2,387.7	$2,463.8
Intersegment eliminations	**(308.7)**	(292.0)	(288.1)
Total net sales	**$2,109.1**	$2,095.7	$2,175.7

The following is a reconciliation of Snap-on's segment operating earnings to earnings before income taxes:

(Amounts in millions)	**2002**	2001	2000
Operating earnings			
Snap-on Dealer Group	**$ 91.9**	$ 122.9	$ 136.3
Commercial and Industrial Group	**50.5**	25.7	62.3
Diagnostics and Information Group	**23.3**	8.3	15.1
Segment operating earnings	**$ 165.7**	$ 156.9	$ 213.7
Net finance income	**37.7**	35.7	38.1
Restructuring and other non-recurring charges	**(5.1)**	(62.0)	(21.8)
Arbitration resolution	**–**	(44.0)	–
Interest expense	**(28.7)**	(35.5)	(40.7)
Other income (expense) – net	**(8.4)**	(3.5)	3.3
Earnings before income taxes	**$ 161.2**	$ 47.6	$ 192.6

Snap-on does not allocate restructuring and other non-recurring charges (credits) to its reportable segments. Had it been Snap-on's policy to allocate these items to its reportable segments, such amounts would have been allocated as follows:

(Amounts in millions)	**2002**	2001	2000
Restructuring and other non-recurring charges (credits)			
Snap-on Dealer Group	**$ 1.9**	$14.2	$13.3
Commercial and Industrial Group	**4.9**	22.4	.7
Diagnostics and Information Group	**(1.7)**	25.4	7.8
Total restructuring and other non-recurring charges	**$ 5.1**	$62.0	$21.8

In 2001, the $44.0 million cost incurred for the resolution of an arbitration matter was not allocated to the reportable segments.

SNAP-ON DEALER GROUP

In 2002, Snap-on began focusing its dealers on the importance of better working capital management, including improving inventory turns and tightening of credit terms. Dealers' sales to end-use customers showed steady growth in 2002. A near-term consequence of dealers actively working to reduce their inventory levels, however, has been constrained sales of Snap-on products to dealers. The improved working capital position of its dealers reflects Snap-on's continued focus on enhancing the business proposition for, and the strength of, its dealers under the More Feet on the Street initiative.

Worldwide segment net sales in the Snap-on Dealer Group were $1.055 billion in 2002, up slightly from $1.051 billion in 2001. Steady U.S. demand for tools by automotive technicians in 2002, along with the successful launch of new products, including new handheld diagnostics equipment, was offset by weak demand for big-ticket diagnostics and equipment sales through the company's technical representatives ("tech rep") organization and the efforts by Snap-on, beginning in 2002, to improve inventory turns of its dealers, which curtailed U.S. dealer sales growth in the second half of 2002. As a result, sales to U.S. dealers, which approximated 75% of total Snap-on Dealer Group sales in each of the last three years, were essentially flat year over year, as an increase in sales in the first half of 2002 was offset by a decrease in sales in the second half of the year. Sales increases in the U.K., Mexico, Japan and Australia more than offset a sales decline in Canada. Currency translation had a negligible impact on 2002 sales.

In 2002, Snap-on experienced increased service and marketplace coverage as a result of the More Feet on the Street dealer expansion and enhancement initiative. This initiative, which was launched nationally in the United States in 2000, provides new opportunities through net additions of dealers and provides a means of enhancement for successful existing Snap-on dealers through second vans and second franchises. A net increase of 193 dealers was achieved in the U.S. dealer business in 2002, primarily through the addition of second vans and second franchises. Over the last two years, the net number of dealers in the United States increased 10.4%. Based on the success of its dealer expansion efforts to date, Snap-on will continue to invest in adding more second vans and new franchise dealers in 2003 under this program.

Worldwide segment net sales in the Snap-on Dealer Group were $1.051 billion in 2001, down 5.2% from $1.109 billion in 2000, reflecting lower sales of big-ticket equipment and diagnostics products, partially offset by the success of new products and the continued demand for tools and tool storage units. Organic sales in the Snap-on Dealer Group were down 3.8% year over year. Segment sales in the United States in 2001 were essentially flat with prior-year levels. Despite the difficult economic conditions, however, 2001 sales to U.S. dealers, excluding sales of big-ticket equipment and diagnostics products sold through the company's tech rep organization, were up 3% over the prior year and international dealer sales were up 4% in local currencies. During 2001, Snap-on continued to focus resources on expanding its U.S. dealer network through its More Feet on the Street program. In 2001, a net addition of 203 dealers in the United States was achieved, and in 2000, Snap-on added 137 net new dealers as part of this dealer expansion initiative.

Segment operating earnings for the Snap-on Dealer Group were $91.9 million in 2002 compared to $122.9 million in 2001. Segment operating earnings as a percent of segment net sales were 8.7% for 2002 compared to 11.7% in 2001. In 2002, segment operating earnings were adversely impacted by $34.4 million primarily as a result of lower sales of big-ticket diagnostics and equipment products and $18.1 million related to the lower sales volumes in the second half of the year, as well as by general cost increases of $11.0 million. Segment operating earnings in 2002 were also adversely impacted by higher year-over-year net pension and bad debt expense of $4.0 million and $2.8 million, as well as by higher spending of $15.8 million for Profitable Growth initiatives, including $11.8 million for continued investment in the dealer expansion and enhancement initiative. The year-over-year increase in costs incurred related to the More Feet on the Street program includes higher dealer turnover costs to remove low-performing dealers, as well as higher costs for new dealer training, recruiting and other dealer expansion costs. Year-over-year segment operating earnings in 2002 included a benefit of $39.2 million from sales of new products and $9.8 million from favorable net pricing. Productivity savings and tighter control on discretionary spending contributed $9.3 million to operating earnings in 2002 over prior-year levels, and operating earnings in 2002 also benefited by $1.4 million from the elimination of goodwill and certain other intangible amortization.

Segment operating earnings for the Snap-on Dealer Group decreased 9.8% to $122.9 million in 2001 compared to $136.3 million in 2000. The decrease reflects the lower-than-planned sales volumes experienced during the first half of the year, combined with increased bad debt provisions and higher training, recruiting, dealer turnover and other costs related to the More Feet on the Street initiative.

COMMERCIAL AND INDUSTRIAL GROUP

In the Commercial and Industrial Group, segment net sales for 2002 increased 1.2% to $1.028 billion largely due to favorable currency translations. Sales gains realized from new product introductions and pricing increases in 2002 were offset by the continued weak industrial demand for tools and capital goods worldwide, leading to the generally flat year-over-year organic sales performance. In 2002, sales gains were realized from new product introductions, including higher sales of equipment in Europe due to the success of new wheel aligners, along with increased sales to new vehicle dealerships under facilitation agreements, in which Snap-on provides product procurement, distribution and administrative support to customers for their dealerships' equipment programs, and higher sales of power tools to the Snap-on Dealer Group. These increases were offset by lower sales of industrial tools worldwide and equipment in North America.

Segment net sales in the Commercial and Industrial Group decreased 4.2% to $1.016 billion in 2001 from $1.060 billion in 2000, largely due to a decline in industrial tool sales, continued softness in the equipment markets and unfavorable currency translation. Organic sales decreased 2.0%, reflecting a decline in industrial and equipment sales in both North America and Europe caused by erosion in consumer confidence and weaker economic conditions affecting many industrial sectors such as automotive, electronics and aerospace. The slowing economy depressed demand for equipment throughout 2001, while the demand for tools in many industrial sectors, such as manufacturing, weakened in the second half of the year.

Segment operating earnings for the Commercial and Industrial Group were $50.5 million in 2002 compared to $25.7 million in 2001. The operating margin improved to 4.9% from 2.5% a year ago, primarily due to benefits of $24.6 million realized in 2002 from the company's restructuring and Operational Fitness activities. In conjunction with its *Driven to Deliver* framework, Snap-on began consolidating its equipment operations in North America in 2001 with a focus toward achieving improved operating margin. Segment operating earnings in 2002 also benefited from the elimination of $9.3 million in goodwill and other intangible amortization, favorable net pricing of $4.8 million, $21.3 million from higher sales of new products, favorable currency impacts of $5.2 million and the absence of $1.9 million in 2001 for the write-off of receivables and the incurrence of legal costs associated with the emissions testing business. These improvements in year-over-year segment operating earnings were partially offset by cost increases of $12.5 million and by $28.7 million due to lower than anticipated sales and production volumes and the related lower manufacturing cost absorption associated with inventory reduction initiatives, as well as by higher costs for new product development and growth initiatives of $2.8 million and increased net pension expenses of $1.2 million.

Segment operating earnings for the Commercial and Industrial Group were $25.7 million in 2001, down 58.7% from the $62.3 million reported in 2000. The decline in operating earnings reflects the lower sales volumes and unfavorable currency effects in 2001, as well as the impact of the $1.9 million in non-comparable charges incurred during 2001 for asset write-downs related to the December 2000 announced exiting of an unprofitable segment of the emissions testing business.

DIAGNOSTICS AND INFORMATION GROUP

Total segment net sales in the Diagnostics and Information Group increased 4.1% in 2002 to $334.4 million from $321.2 million in 2001, including 1.1% from favorable currency translation. In 2001, segment net sales increased 8.9% from $295.0 million in 2000, including a 1.0% unfavorable impact from currency translation. The year-over-year sales increases for both periods were primarily attributed to strong demand for the company's information-based products and new handheld diagnostics equipment, such as the introduction of *MODIS* in 2002 and a color-graphing scanner in 2001. In 2002, the introduction of handheld products in the U.K. partially offset the weak market demand for big-box diagnostics products.

Segment operating earnings for the Diagnostics and Information Group were $23.3 million in 2002 compared to $8.3 million in 2001. Operating margin for 2002 was 7.0% versus 2.6% in 2001. The significant increase in year-over-year segment operating earnings was largely due to benefits of $10.8 million from the company's 2001 restructuring initiatives and other ongoing cost-reduction efforts, and $5.8 million from higher sales of new products. Segment operating earnings in 2002 also benefited from the absence of $7.4 million of costs incurred in 2001 for inventory write-downs, bad debts and legal expenses related to the termination of a European supplier relationship and the absence of $2.1 million of additional costs incurred in 2001 related to the December 2000 announced exiting of an unprofitable segment of the emissions testing business. Segment operating earnings in 2002 were also favorably impacted by the elimination of $4.4 million in goodwill and certain other intangible amortization in that year. These items were partially offset by a $2.6 million charge in 2002 for the write-down of a receivable related to the closure of auto service centers associated with a major retailer's bankruptcy, $4.5 million in general cost increases and $5.7 million in higher spending for new product development and other Profitable Growth initiatives.

Segment operating earnings for the Diagnostics and Information Group were $8.3 million in 2001 compared to $15.1 million in 2000. Operating margin for 2001 was 2.6% compared to 5.1% in 2000. The significant decrease in both segment earnings and operating margin in 2001 reflected the impact of the $7.4 million of charges incurred related to the termination of the European supplier relationship and the $2.1 million of additional costs incurred related to the exiting of a segment of the emissions testing business.

NET FINANCE INCOME: Net finance income consists of royalty and management fees paid by Snap-on Credit LLC ("SOC"), a 50%-owned joint venture, based on the volume of credit originated by SOC and 50% of any residual profit or loss of SOC after operating expenses, including royalty and management fees, interest costs and credit loss provisions. Net finance income also consists of installment contract income and dealer start-up loan receivable income, net of administrative expenses, derived from Snap-on's wholly owned international credit operations. Net finance income includes gains on the sale of receivables when applicable.

Net finance income was $37.7 million in 2002, up $2.0 million from $35.7 million in 2001. Higher credit originations, primarily related to the U.S. dealer business, along with improved year-over-year interest rate spreads on originated loans, contributed to the increase. Credit originations at SOC for 2002 increased 9.0% from prior-year levels. Net finance income derived from Snap-on's wholly owned international credit operations totaled $9.5 million in 2002 and $10.8 million in 2001.

Net finance income was $35.7 million in 2001, down from $38.1 million in 2000. The year-over-year decline in net finance income was a result of a 1.4% decline in credit originations related to the soft demand for equipment and diagnostics products, partially offset by the effects of decreasing interest rates during 2001. The decrease also reflected the inclusion of gains realized in 2000 on the sale of installment receivables associated with the formation of the credit joint venture in 1999. Net finance income derived from Snap-on's wholly owned international credit operations totaled $10.3 million in 2000. For information on Snap-on's credit joint venture, refer to Note 9 of the Consolidated Financial Statements.

RESTRUCTURING AND NON-RECURRING CHARGES

Snap-on announced in the second quarter of 2001 that it was taking significant action to (i) reduce costs companywide to adjust to the slower sales environment and (ii) improve operational performance in businesses not earning acceptable financial returns. As a result of selective rationalization and consolidation actions, Snap-on recorded $62.0 million in restructuring and other non-recurring charges in 2001 for actions that included the consolidation or closure of 32 facilities, including facility-related asset write-downs, and severance costs to effect a 6% reduction in workforce. The $62.0 million charge included restructuring charges of $40.3 million and non-recurring charges of $21.7 million. The restructuring charge of $40.3 million included $27.1 million for severance costs associated with the planned elimination of 796 salaried and hourly positions, $6.0 million for non-cancelable lease agreements, $5.9 million for facility-related asset write-downs, and $1.3 million for exit-related legal and professional services. The $21.7 million of other non-recurring charges included $12.6 million (recognized in cost of goods sold) for inventory write-downs and warranty costs primarily associated with Snap-on's exiting of an unprofitable segment of the emissions testing business, $8.4 million for management transition costs associated with the April 2001 retirement of Snap-on's former president and chief executive officer, and $.7 million for equipment and employee relocation costs associated with the facility consolidations. As of December 29, 2001, Snap-on utilized $17.2 million of the $40.3 million of restructuring reserves that were established for the fiscal 2001 restructuring actions.

Snap-on recorded restructuring and non-recurring charges of $5.1 million in 2002, including $3.6 million of restructuring charges in the fourth quarter of 2002 for severance costs to effect workforce reduction initiatives, and $7.9 million of restructuring-related charges to finalize its restructuring actions that began in 2001 and for costs associated with the 2002 resignation of Snap-on's former chief financial officer. These costs were partially offset by the reversal of $6.4 million of restructuring reserves not utilized to finalize the company's 2001 restructuring actions. The initial 2001 restructuring cost estimates were based on management's best business judgment under prevailing circumstances. The finalization of the 2001 restructuring actions and cost estimates resulted in the fourth-quarter 2002 reversal of $6.4 million of restructuring reserves to income, primarily as a result of lower than anticipated severance and severance-related costs, as well as lower facility consolidation or closure costs. As of December 28, 2002, Snap-on has finalized its 2001 restructuring actions and all costs related to these actions have been incurred. The 2001 restructuring initiatives resulted in the consolidation or closure of 32 facilities and, combined with other operational activities, an 8.4% reduction in workforce.

For Snap-on's 2001 restructuring reserve activity during 2001 and 2002, see table below.

The 2001 restructuring reserve usage of $16.7 million in 2002 was primarily for severance payments related to the separation of 479 employees. The finalization of the 2001 restructuring actions resulted in the reversal of $6.4 million of restructuring reserves not utilized that were recognized in income in the fourth quarter of 2002.

The fourth quarter 2002 restructuring charge of $3.6 million was for severance costs to effect further workforce reductions of 151 salaried and hourly positions. During the fourth quarter, Snap-on eliminated 31 of the identified positions resulting in a $.7 million usage of the recorded restructuring reserve. Snap-on expects that the remaining restructuring reserve of $2.9 million will be used in the first quarter of 2003, and Snap-on expects to fund the remaining cash requirements associated with this reserve with cash flows from operations or borrowings under the company's existing credit facilities.

For the year ended December 28, 2002, Snap-on incurred restructuring-related charges of $7.9 million, including $3.0 million related to the 2002 resignation of Snap-on's former chief financial officer and $4.9 million for employee and equipment relocation costs and professional fees to finalize the company's fiscal 2001 restructuring activities. These costs did not qualify for restructuring accrual treatment and were expensed as incurred and are included in "Restructuring and other non-recurring charges" on the accompanying Consolidated Statements of Earnings.

In 2000, Snap-on recorded restructuring charges of $4.2 million and non-recurring charges of $17.6 million. The $4.2 million restructuring charge related to the closure of a small, underperforming vehicle service business in the Asia-Pacific region and included costs related to severance, lease terminations and the write-off of intangible assets. The non-recurring charges of $17.6 million primarily related to Snap-on's decision to exit an unprofitable segment of the emissions testing business, prompted by continued changes in technology and emissions regulations at both the state and federal levels. The non-recurring charges included $5.6 million for expected losses on the disposition of discontinued inventory and $3.9 million for extended warranty costs (both of which are included in cost of goods sold) and $7.7 million for other asset impairments. Additionally, Snap-on incurred $.4 million in non-recurring charges for relocation, severance and facilities consolidation costs.

(Amounts in millions)	Provision in 2001	Usage in 2001	Balance at December 29, 2001	Usage in 2002	Reversed in 2002	Balance at December 28, 2002
Severance costs	$ 27.1	$ (6.0)	$ 21.1	$(16.6)	$ (4.5)	$ –
Facility consolidation or closure costs	7.3	(5.3)	2.0	(.1)	(1.9)	–
Loss on asset write-downs	5.9	(5.9)	–	–	–	–
Total	$ 40.3	$(17.2)	$ 23.1	$(16.7)	$ (6.4)	$ –

INTEREST EXPENSE: Interest expense for 2002 was $28.7 million compared with $35.5 million in 2001 and $40.7 million in 2000. The declines in interest expense over the last two years reflect the impact of both lower average interest rates and lower average debt levels due to strong cash flow from operating activities.

OTHER INCOME (EXPENSE) – NET: This income statement line item includes the impact of all non-operating items such as interest income, hedging and exchange rate transaction gains and losses, other miscellaneous non-operating items, and minority interests. In 2002, other income (expense) – net was an expense of $8.4 million compared to an expense of $3.5 million in 2001 and income of $3.3 million in 2000. Minority interests for 2002, 2001 and 2000 were $3.4 million, $2.7 million and $.6 million.

INCOME TAXES: Snap-on's effective income tax rate was 35.4% in 2002, 56.3% in 2001 and 36.5% in 2000. The 2001 effective tax rate was increased by 19.8 percentage points as a result of approximately $25 million of restructuring and other expenses incurred in various foreign jurisdictions that provided no tax benefit. For income tax information, refer to Note 12 of the Consolidated Financial Statements.

FOURTH QUARTER: Consolidated net sales in the fourth quarter of 2002 were $549.5 million, a 2.8% increase from $534.6 million in the comparable prior-year period. Currency translation had a 2.5% favorable impact on net sales in the fourth quarter of 2002. A 10.6% increase in segment net sales in the Commercial and Industrial Group, including an approximate 4% favorable currency translation impact, was partially offset by a 1.9% sales decline in the Snap-on Dealer Group and a 6.7% decline in the Diagnostics and Information Group. Dealer segment sales were down reflecting the lower sales to U.S. dealers as they reduced inventory levels, as well as the continued weak demand for capital goods, such as big-box diagnostics and equipment products sold through the company's tech rep organization. The weak demand for big-ticket diagnostics similarly impacted sales in the Diagnostics and Information Group. The effect of acquisitions in either period was not material.

Net earnings for the fourth quarter of 2002 were $33.1 million compared with a fourth-quarter 2001 loss of $17.4 million. Earnings per diluted share were $.56 in 2002 compared with a loss of $.30 per share in the prior year. Operating earnings for the fourth quarter were $61.3 million in 2002 compared with a loss of $6.7 million in 2001. The increase in 2002 operating earnings was largely due to the absence of $48.3 million of charges incurred in the fourth quarter of 2001, including $47.0 million for the resolution of an arbitration matter and related legal costs, as well as $1.3 million for increased costs related to the termination of a European supplier relationship. Snap-on's results in the fourth quarter of 2002 include a net $4.6 million benefit from the favorable resolution of a patent infringement matter partially offset by a provision for certain contractual matters. Operating earnings for the fourth quarter of 2002 also include a $1.3 million benefit related to restructuring activities, comprising a $3.6 million restructuring charge for workforce reduction activities and $1.5 million in restructuring-related charges for employee and equipment relocation costs offset by the reversal of $6.4 million of restructuring reserves not utilized in finalizing the company's 2001 restructuring actions. As of December 28, 2002, Snap-on finalized its 2001 restructuring actions and all costs related to these actions have been incurred. In the fourth quarter of 2001, Snap-on incurred $17.2 million of restructuring-related costs, of which $.2 million is included in cost of goods sold.

The year-over-year increase in fourth-quarter 2002 earnings also reflects savings from restructuring and cost-reduction initiatives and lower interest expense that were more than offset by higher spending for new product development and the More Feet on the Street dealer expansion and enhancement initiative, increased bad debt expense and unfavorable manufacturing cost absorption. The adoption of SFAS No. 142 also resulted in a favorable year-over-year comparison in the fourth quarter due to the elimination of $3.8 million of amortization that was included in 2001 operating expenses. In addition, net finance income in 2002 was up $3.3 million from prior year due to increased credit originations, primarily related to the U.S. dealer business, and from a favorable interest rate environment, together with lower costs in 2002.

FINANCIAL CONDITION

LIQUIDITY: Snap-on's growth has historically been supported by a combination of cash provided by operating activities and debt financing. Snap-on believes that its cash from operations, coupled with its sources of borrowings, are sufficient to support its anticipated requirements for working capital, capital expenditures and restructuring activities, acquisitions, common stock repurchases and dividend payments. Due to Snap-on's credit rating over the years, external funds have been available at a reasonable cost. At the end of 2002, Snap-on's long-term debt and commercial paper was rated A1 and P-1 by Moody's Investors Service and A+ and A-1 by Standard & Poor's. Snap-on believes that the strength of its balance sheet affords the company the financial flexibility to respond to both internal growth opportunities and those available through acquisition.

(Amounts in millions)	**2002**	2001	2000
Net cash provided by operating activities	**$ 224.1**	$ 163.7	$ 190.2
Decrease in debt	**(113.9)**	(68.7)	(86.5)

In 2002, net cash provided by operating activities increased $60.4 million over prior-year levels despite a $44.0 million payment ($27.9 million net of tax benefit) in 2002 for the December 2001 resolution of an arbitration matter. The year-over-year increase in net cash provided by operating activities in 2002 is primarily due to higher earnings and better management of working capital elements – particularly accounts receivable, inventories and accounts payable. In addition to the $44.0 million payment noted above, Snap-on used its 2002 cash flow principally to reduce outstanding debt, fund the cash requirements of its restructuring activities and internal growth opportunities, including new product development and the More Feet on the Street dealer expansion and enhancement initiative, as well as for share repurchases and dividend payments. The year-over-year decline in net cash provided by operating activities from 2000 to 2001 is primarily due to lower earnings in 2001, partially offset by reductions in working capital. Snap-on reduced its year-over-year debt levels by $113.9 million in 2002 from year-end 2001 levels, and also reduced debt levels by $68.7 million in 2001 and by $86.5 million in 2000, primarily due to the company's positive cash flow and reduced working capital.

The ratio of Snap-on's total net debt (defined as total debt less cash and cash equivalents) to total invested capital (defined as total net debt plus shareholders' equity) was 29.2% at December 28, 2002, compared to 37.6% at year-end 2001, better than the company's long-term target of 30% - 35%. The year-over-year decline in this ratio reflects lower debt levels and increased shareholders' equity in 2002. This ratio may vary from time to time as the company issues commercial paper to fund seasonal working capital requirements and to the extent that the company uses debt to fund acquisitions. Total notes payable and long-term debt was $360.7 million at the end of 2002, as compared to $474.6 million at year-end 2001, reflecting the increased cash flow. Cash and cash equivalents were $18.4 million at December 28, 2002, compared to $6.7 million and $6.1 million at year-end 2001 and 2000. Total shareholders' equity was $830.4 million, up $54.6 million from year-end 2001. The company's total net debt to total invested capital ratio at year-end 2000 was 38.9%.

Net Cash Provided by Operating Activities

in $ millions



75
236
190
164
224
98
99
00
01
02

Total Net Debt

in $ millions



325
612
537
468
342
98
99
00
01
02

At the end of 2002, Snap-on had commercial paper outstanding denominated in U.S. dollars of $25.0 million and in Japanese yen of $7.9 million compared to commercial paper outstanding denominated in U.S. dollars of $135.0 million and Japanese yen of $7.2 million at year-end 2001. Snap-on classified its outstanding commercial paper as long-term debt at year-end 2001 as it was Snap-on's intent, and it had the ability (supported by its long-term revolving credit facilities), to refinance this debt on a long-term basis. Snap-on's increased net earnings and improved working capital management in 2002 increased cash provided by operating activities, and was used primarily to reduce commercial paper borrowings. The company currently anticipates that it will continue to have positive cash flow and debt reduction for the foreseeable future and, as a result, commercial paper borrowings at December 28, 2002, of $32.9 million are included in "Notes payable and current maturities of long-term debt" on the accompanying Consolidated Balance Sheets.

At December 28, 2002, Snap-on had $408 million of multi-currency revolving credit facilities that also serve to back its commercial paper programs, including a $200 million, 364-day revolving credit facility with a one-year term-out option that terminates on August 8, 2003. The term-out option allows Snap-on to elect to borrow under the credit facility for an additional year after the termination date. In addition, Snap-on has a five-year, $208 million revolving credit facility that terminates on August 20, 2005. At the end of 2002 and 2001, Snap-on was in compliance with all covenants of its revolving credit facilities and there were no borrowings under any revolving credit commitment. The most restrictive financial covenant requires that Snap-on maintain a total debt to total capital (defined as total debt plus shareholders' equity) ratio that does not exceed 60%. Snap-on's total debt to total capital ratio, computed as defined by the financial covenant, was 30.3% at December 28, 2002, and 38.0% at December 29, 2001. At December 28, 2002, Snap-on also had an unused committed $20 million bank line of credit that expires on August 1, 2003.

Average commercial paper and bank notes outstanding were $189.6 million in 2002 and $389.2 million in 2001. The weighted-average interest rate on these instruments was 1.7% in 2002 and 4.3% in 2001. As of December 28, 2002, and December 29, 2001, commercial paper and bank notes outstanding had a weighted-average interest rate of 1.3% and 2.1%.

In August 2001, Snap-on issued $200 million of unsecured notes pursuant to a $300 million shelf registration statement filed with the Securities and Exchange Commission in 1994. In October 1995, Snap-on issued $100 million of unsecured notes to the public under this shelf registration statement. The August 2001 notes require semiannual interest payments at the rate of 6.25% and mature in their entirety on August 15, 2011. The October 1995 notes require semiannual interest payments at a rate of 6.625% and mature in their entirety on October 1, 2005. The proceeds from these issuances were used to repay a portion of Snap-on's outstanding commercial paper and for working capital and general corporate purposes.

At December 28, 2002, Snap-on had cash and cash equivalents of $18.4 million and approximately $395 million of unused available debt capacity under the terms of its revolving credit facilities and committed bank line of credit.

Snap-on maintains sufficient committed lines of credit and liquidity facilities to cover its expected funding needs on both a short-term and long-term basis. Snap-on manages its aggregate short-term borrowings so as not to exceed its availability under its revolving credit facilities and committed line of credit. The company accesses short-term debt markets, predominantly through commercial paper issuances, to fund its short-term requirements and to ensure near-term liquidity. As funding needs are determined to be of a longer-term nature, Snap-on could access medium- and long-term debt markets, as appropriate, to refinance short-term borrowings and, thus, replenish its short-term liquidity. Snap-on's long-term financing strategy is to access debt markets as needed to accommodate its liquidity needs. Whenever necessary, funds provided from operations are supplemented from external borrowing sources. For additional information on Snap-on's debt and credit facilities, refer to Note 10 of the Consolidated Financial Statements.

Working capital was $498.6 million at the end of 2002, a decrease of $49.0 million from $547.6 million at year-end 2001.

(Amounts in millions)	**2002**	2001	2000
Current assets	**$1,051.0**	$1,097.0	$1,145.1
Current liabilities	**(552.4)**	(549.4)	(538.0)
Working capital	**$ 498.6**	$ 547.6	$ 607.1

The ratio of current assets to current liabilities at year-end 2002 was 1.9 to 1, compared with 2.0 and 2.1 at year-end 2001 and 2000.

(Amounts in millions)	**2002**	2001	2000
Accounts receivable – current	**$ 556.2**	$ 572.8	$ 603.2
Inventories	**369.9**	375.2	418.9
Accounts payable	**(170.9)**	(141.2)	(161.0)
Working investment	**$ 755.2**	$ 806.8	$ 861.1

Working investment (defined as accounts receivable – current plus inventories less accounts payable) was $755.2 million at year-end 2002, down $51.6 million from $806.8 million at year-end 2001, and down $105.9 million from $861.1 million at year-end 2000. The year-over-year decreases from 2000 to 2002 primarily reflect the results of Snap-on's continued efforts to reduce working investment through improved inventory turnover and reduced days sales outstanding. Generating strong cash flow and further strengthening of its balance sheet will continue to be key priorities for Snap-on throughout 2003.

Accounts receivable – current at the end of 2002 were $556.2 million, down $16.6 million ($40.6 million excluding currency effects) compared with year-end 2001, primarily due to Snap-on's emphasis on reducing days sales outstanding. Accounts receivable – current at the end of 2001 were $572.8 million, down $30.4 million compared with year-end 2000, primarily due to lower sales volumes and currency effects of approximately $11 million. Bad debt write-offs in 2002 represented 5.7% of total average accounts receivable, compared with 4.9% in 2001 and 2.2% in 2000, reflecting continued weak economic conditions. At the end of 2002, Snap-on's bad debt reserve, as a percent of total accounts receivable, was 6.4% compared to 6.0% at the end of 2001 and 2000.

Inventories at year-end 2002 were $369.9 million, down $5.3 million ($25.1 million excluding currency effects) from $375.2 million at year-end 2001, and down $49.0 from $418.9 million at year-end 2000. The decrease in year-over-year inventory levels in both periods is a result of improved inventory turns.

Accounts payable at year-end 2002 were $170.9 million, an increase of $29.7 million from year-end 2001 and up $9.9 million from 2000 levels.

Total shareholders' equity at December 28, 2002, was $830.4 million, an increase of $54.6 million compared with $775.8 million at year-end 2001. Snap-on's shareholders' equity at year-end 2002 was reduced by $60.9 million for the excess of accumulated pension benefit obligations over the fair market value of plan assets, of which $57.4 million was recorded in the fourth quarter of 2002. This resulted from the combination of lower-than-expected returns on plan investments and a decrease in both the discount rate used to calculate pension obligations and the expected long-term rate of return on plan assets. For 2003, Snap-on lowered its assumptions companywide for the future rate of return on plan investments to 8.2% from 9.6%, and the discount rate used to calculate pension obligations to 6.7% from 7.4%. Snap-on currently expects that its 2003 pension expense will increase by approximately $17 million over 2002 levels, and also expects that its required minimum pension plan contribution in 2003 will be approximately $20 million. For additional information on Snap-on's pension plans and assumptions, refer to Note 13 of the Consolidated Financial Statements.

CAPITAL EXPENDITURES: Capital expenditures in 2002 were $45.8 million compared to $53.6 million in 2001 and $57.6 million in 2000. The decline in year-over-year capital expenditures over the last two years reflects tighter spending control in light of the continued weak economy. Capital expenditures in all three years reflect new product and restructuring-related capital investments, as well as ongoing replacements and upgrades of manufacturing and distribution facilities and equipment. Snap-on anticipates that 2003 capital expenditures will approximate $50 million to $55 million, of which approximately two-thirds is expected to be used for investments relating to new products, quality enhancement or cost reduction.

DEPRECIATION AND AMORTIZATION: Depreciation in 2002 was $49.9 million compared with $50.4 million in 2001 and $48.4 million in 2000. Amortization expense was $1.8 million in 2002, $17.6 million in 2001 and $17.8 million in 2000. The decrease in 2002 amortization expense, as compared with prior-year levels, resulted from Snap-on's adoption of SFAS No. 142 at the beginning of its 2002 fiscal year. For information on Snap-on's adoption of SFAS No. 142, refer to Note 8 of the Consolidated Financial Statements.

DIVIDENDS: Snap-on has paid consecutive quarterly cash dividends since 1939. In the fourth quarter of 2002, Snap-on's Board of Directors declared a $.01 per share increase in the company's quarterly dividend on its common stock, effective with the fourth-quarter 2002 dividend. The new quarterly dividend of $.25 per share represents a 4.2% increase over the previous quarterly dividend of $.24 per share. Cash dividends paid in 2002, 2001 and 2000 totaled $56.5 million, $55.6 million and $55.0 million.

	2002	2001	2000
Cash dividends paid per common share	**$.97**	$.96	$.94
Cash dividends paid as a percent of prior-year retained earnings	**5.6%**	5.3%	5.7%


Dividends Paid per Share
in dollars
.86
.90
.94
.96
.97
98
99
00
01
02


Dividend Yield*
in percent
2.5
3.4
3.4
2.8
3.5
98
99
00
01
02

* Dividends paid per share as a percent of year-end share price

STOCK REPURCHASE PROGRAM: Snap-on has undertaken repurchases of Snap-on common stock from time to time to offset dilution created by shares issued for employee and dealer stock purchase plans, stock options, and other corporate purposes, as well as to repurchase shares when market conditions are favorable. During 2002, Snap-on repurchased 405,000 shares of common stock for $12.2 million under its previously announced share repurchase programs. In 2001 and 2000, Snap-on repurchased 400,000 shares and 1,019,500 shares. As of the end of 2002, Snap-on has

CONTRACTUAL OBLIGATIONS AND COMMITMENTS: A summary of Snap-on's future contractual obligations and commitments as of December 28, 2002, is as follows:

	Contractual Obligations and Commitments				
(Amounts in millions)	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Contractual obligations					
Long-term debt	$305.5	$ 1.2	$100.7	$ –	$203.6
Operating leases	97.3	26.1	33.6	19.3	18.3
Other commitments					
Snap-on Credit LLC bank line of credit guarantee	15.0	15.0	–	–	–
Total	$417.8	$42.3	$134.3	$19.3	$221.9

At December 28, 2002, $32.1 million of loans originated by Snap-on Credit LLC have a recourse provision to Snap-on if the loans become more than 90 days past due.

remaining availability to repurchase up to an additional $142 million in common stock pursuant to the Board of Directors' authorizations. The purchase of Snap-on common stock is at the company's discretion, subject to prevailing financial and market conditions.

UNCONSOLIDATED JOINT VENTURE

Snap-on Credit LLC ("SOC") is an unconsolidated 50%-owned joint venture between Snap-on and The CIT Group, Inc. ("CIT"). SOC was formed as a limited liability corporation with member contributions totaling $2.0 million, and commenced operations on January 3, 1999. SOC provides a broad range of financial services to Snap-on's U.S. dealer and customer network and to Snap-on's industrial and other customers. Snap-on and CIT have identical voting and participating rights and responsibilities in SOC. As of December 28, 2002, Snap-on's equity investment in SOC totaled $2.7 million.

As a result of establishing SOC, Snap-on effectively outsourced to SOC its domestic captive credit function. Snap-on provides extended-term financing internationally through its wholly owned credit subsidiaries, the results of which are included in Snap-on's Consolidated Financial Statements. Snap-on receives royalty and management fee income from SOC based on the volume of financings originated by SOC. Snap-on also shares with CIT ratably in any residual net profit or loss of the joint venture after operating expenses, including royalty and management fees, interest costs and credit loss provisions. These amounts are included in "Net finance income" on the accompanying Consolidated Statements of Earnings.

SOC sells substantially all of its originated contracts (through asset-securitization transactions) on a limited recourse basis to CIT, net of certain fees. SOC continues to service these contracts for an estimated market rate servicing fee. In 2002, SOC originated extended-term receivables under these contracts totaling $506.3 million compared to $464.7 million in 2001.

Financial information regarding SOC loan originations and reserves was as follows:

	2002	2001	2000
Originations *(Amounts in millions)*			
Extended-credit receivables	**$ 361.9**	$ 343.6	$ 328.9
Equipment leases	**40.1**	47.7	81.0
Dealer financing	**104.3**	73.4	61.4
Total originations	**$ 506.3**	$ 464.7	$ 471.3
Number of accounts outstanding			
Extended-credit receivables	**181,567**	177,484	178,461
Equipment leases	**14,754**	16,765	19,051
Dealer financing	**3,214**	2,781	2,430
Total	**199,535**	197,030	199,942
Average account balance			
Extended-credit receivables	**$ 1,993**	$ 1,936	$ 1,843
Equipment leases	**2,718**	2,845	4,252
Dealer financing	**32,452**	26,393	25,267
Reserves for contract receivables sold			
Reserves *(Amounts in millions)*	**$ 8.3**	$ 6.0	$ 8.6
Reserves as a percent of originations	**1.6%**	1.3%	1.8%

SOC strives to maintain strict credit standards and the contract receivables are generally secured by the underlying tools or equipment financed and other dealer assets. SOC establishes a reserve for all contract receivables sold to CIT, and SOC's credit losses on the sold contract receivables are limited to the extent of the reserve. SOC also establishes a prepayment reserve to cover amounts due to CIT as a result of early prepayments by customers on loans sold to CIT. Loan losses on owned contract receivables were not material in any year. Snap-on has credit risk exposure for certain loan originations with recourse provisions from SOC. At December 28, 2002, $32.1 million of loans originated by SOC have a recourse provision to Snap-on if the loans become more than 90 days past due. In 2002, $4.2 million of such loans were purchased by Snap-on.

SOC maintains a $25 million bank line of credit for working capital purposes, of which Snap-on is a 60% guarantor and CIT is a 40% guarantor. Borrowings under this facility totaled $11.0 million and $22.0 million at December 28, 2002, and December 29, 2001. SOC's bank line of credit has an expiration date of May 31, 2003. To date, there have been no draws upon this guarantee.

The maximum exposure to Snap-on as of December 28, 2002, related to SOC was the $2.7 million equity investment plus the guarantee on SOC's line of credit and the recourse obligations on customer financings.

Summarized financial information of SOC as of December 31, 2002 and 2001, and for the years ended December 31, 2002, 2001 and 2000, is as follows:

	At December 31,	
(Amounts in millions)	**2002**	2001
Cash and cash equivalents	**$ 5.4**	$ 1.5
Receivables, net of allowances	**13.4**	11.2
Servicing receivable	**7.6**	6.9
Due from members	**10.9**	21.3
Other assets	**8.0**	8.7
	$45.3	$49.6
Payable to members	**$12.4**	$ 9.7
Reserves for contract receivables sold	**8.3**	6.0
Other accrued liabilities	**8.6**	11.9
Short-term borrowings	**11.0**	22.0
Members' equity	**5.0**	–
	$45.3	$49.6

	Year Ended December 31,		
(Amounts in millions)	**2002**	2001	2000
Revenues			
Gain on sale of contract receivables sold	**$55.7**	$50.2	$39.6
Servicing fee income	**9.0**	8.3	9.2
Other income	**1.3**	1.9	1.4
Total revenues	**$66.0**	$60.4	$50.2
Expenses			
Royalty fees	**$22.8**	$20.9	$21.2
Salaries and benefits	**15.7**	15.8	14.9
Management fees	**11.2**	10.3	10.5
Other	**10.8**	10.9	9.4
Total expenses	**60.5**	57.9	56.0
Net income (loss)	**$ 5.5**	$ 2.5	$ (5.8)

The Financial Accounting Standards Board ("FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities" (an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements") in January 2003, which becomes effective for Snap-on on June 29, 2003. FIN No. 46 provides consolidation guidance for certain variable interest entities ("VIE") in which equity investors of the VIE do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the VIE to finance its activities independently. FIN No. 46 requires each enterprise involved with a special purpose entity to determine whether it provides financial support to the special purpose entity through a variable interest. Variable interests may arise from financial instruments, service contracts, minority ownership interests or other arrangements. If an entity holds a majority of the variable interests, or a significant variable interest that is considerably more than any other party's variable interest, that entity would be the primary beneficiary and would be required to include the assets, liabilities and results of operations of the special purpose entity in its consolidated financial statements.

Snap-on has not completed its evaluation of FIN No. 46 and the company has not assessed the impact the adoption may have on Snap-on's financial position or results of operations. If it is determined that SOC qualifies as a VIE, then Snap-on may be required to include the assets and liabilities (or some portion thereof) of SOC in its consolidated financial statements beginning in the third quarter of 2003. For additional information on SOC, refer to Note 9 of the Consolidated Financial Statements.

MARKET, CREDIT AND ECONOMIC RISKS

Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. Snap-on is exposed to market risk from changes in both foreign currency exchange rates and interest rates. Snap-on monitors its exposure to these risks and attempts to manage the underlying economic exposures through the use of financial instruments such as forward exchange contracts and interest rate swap agreements. Snap-on does not use derivative instruments for speculative or trading purposes. Snap-on's broad-based business activities help to reduce the impact that volatility in any particular area or related areas may have on its operating earnings as a whole. Snap-on's management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of various risks.

FOREIGN CURRENCY RISK MANAGEMENT: Snap-on has significant international operations. Foreign exchange risk exists to the extent that Snap-on has payment obligations or receipts denominated in currencies other than the functional currency. To manage these exposures, Snap-on identifies naturally offsetting positions and then purchases hedging instruments to minimize the residual net anticipated exposures. For additional information, refer to Note 11 of the Consolidated Financial Statements.

INTEREST RATE RISK MANAGEMENT: Snap-on's interest rate risk management policies are designed to reduce the potential volatility of earnings that could arise from changes in interest rates. Through the use of interest rate swaps, Snap-on aims to stabilize funding costs by managing the exposure created by the differing maturities and interest rate structures of Snap-on's assets and liabilities. For additional information, refer to Note 11 of the Consolidated Financial Statements.

Snap-on utilizes a Value-at-Risk ("VAR") model to determine the potential one-day loss in the fair value of its interest rate and foreign exchange sensitive financial instruments from adverse changes in market factors. The VAR model estimates were made assuming normal market conditions and a 95% confidence level. Snap-on's computations are based on the inter-relationships among movements in various currencies and interest rates (variance/co-variance technique). These inter-relationships were determined by observing interest rate and foreign currency market changes over the preceding quarter.

The estimated maximum potential one-day loss in fair value, calculated using the VAR model, at December 28, 2002, was $1.5 million on interest rate sensitive financial instruments and $.5 million on foreign currency sensitive financial instruments. The VAR model is a risk management tool and does not purport to represent actual losses in fair value that will be incurred by Snap-on, nor does it consider the potential effect of favorable changes in market factors.

CREDIT RISK: Credit risk is the possibility of loss from a customer's failure to make payments according to contract terms. Prior to granting credit, each customer is evaluated, taking into consideration the borrower's financial condition, collateral, debt-servicing capacity, past payment experience, credit bureau information, and other financial and qualitative factors that may affect the borrower's ability to repay. Specific credit reviews and standard industry credit scoring models are used in performing this evaluation. Loans that have been granted are typically monitored through an asset-quality-review process that closely monitors past due accounts and initiates collection actions when appropriate. In addition to credit risk exposure from its on-balance-sheet receivables, Snap-on also has credit risk exposure for certain loan originations with recourse provisions from SOC. At December 28, 2002, $32.1 million of loans originated by SOC have a recourse provision to Snap-on if the loans become more than 90 days past due. For additional information on SOC, refer to the section entitled "Unconsolidated Joint Venture" in this Management's Discussion and Analysis and to Note 9 of the Consolidated Financial Statements.

ECONOMIC RISK: Economic risk is the possibility of loss resulting from economic instability in certain areas of the world. Snap-on continually monitors its exposure in these markets. Snap-on's Commercial and Industrial Group includes a Bahco Group AB ("Bahco") hand tool manufacturing facility in Argentina with net assets of $7.6 million as of December 28, 2002. Due to economic instability in Argentina, Snap-on resized its operations there in 2001. The Bahco Argentina facility continues to produce sockets and wrenches for both the domestic and export markets, including Latin America and Europe, and export sales are generally invoiced in U.S. dollars. Snap-on will continue to assess Argentina's economic situation to determine if any future actions or impairment write-downs are warranted.

As a result of the above market, credit and economic risks, net income and revenues in any particular period may not be representative of full-year results and may vary significantly from year to year and from quarter to quarter. Inflation has not had a significant impact on the company.

OTHER MATTERS

ACQUISITIONS: In 2002, Snap-on acquired full ownership of two business operations for $7.9 million. The purchase price paid plus the liabilities assumed exceeded the fair value of the tangible and intangible assets acquired by approximately $3.7 million, on a preliminary basis. The purchase accounting for these two acquisitions will be finalized in 2003 upon completion of the underlying asset and liability valuations. In 2001, Snap-on incurred acquisition costs of $.9 million related to the finalization of its fiscal 2000 acquisitions. During 2000, Snap-on acquired full ownership of two business operations. The aggregate cash purchase price, plus costs related to the finalization of 1999 acquisitions, was $11.9 million. Each of the acquisitions provided Snap-on with a complementary product line, new customer relationships, access to additional distribution and/or an extended geographic reach. Pro forma financial information has not been presented, as the effects of these businesses, individually and in the aggregate, were not material.

DIVESTITURES: During 2000, Snap-on divested Windsor Forestry Tools Inc. ("Windsor"), which was acquired as part of the Bahco acquisition. As Windsor was accounted for as "held for sale" in accordance with Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations," it had no impact on Snap-on's Consolidated Statements of Earnings. The sale of Windsor resulted in cash proceeds of $15.5 million and a resulting adjustment to goodwill.

ACCOUNTING PRONOUNCEMENTS: In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation that it has undertaken in issuing a guarantee. FIN No. 45 also addresses the disclosure requirements that a guarantor must include in its financial statements for guarantees issued. The disclosure requirements in this interpretation are effective for financial statements ending after December 15, 2002. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Snap-on has not completed its evaluation of FIN No. 45 and the company has not assessed the impact the adoption may have on Snap-on's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation and also amends the disclosure provisions of SFAS No. 123. Snap-on will continue to account for its stock-based employee compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees," and Snap-on has adopted the disclosure provisions of SFAS No. 148 as of December 28, 2002. The adoption of SFAS No. 148 had no impact on Snap-on's financial position or results of operations. For additional information, refer to Note 15 of the Consolidated Financial Statements.

The FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" in January 2003. For information on FIN No. 46, refer to the section entitled "Unconsolidated Joint Venture" in this Management's Discussion and Analysis and to Note 9 of the Consolidated Financial Statements.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Snap-on will adopt SFAS No. 146 at the beginning of its 2003 fiscal year.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets. The statement requires that the fair value of a liability for an asset's retirement obligation be recognized in the period during which it is identified, and be capitalized as part of the carrying amount of the long-lived asset. The statement will be effective for Snap-on at the beginning of its 2003 fiscal year. Snap-on believes that the effects of this pronouncement will not be material to Snap-on's financial position or results of operations.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements and related notes contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Snap-on considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the company's consolidated financial statements and the uncertainties that could impact the company's financial position, results of operations and cash flows.

REVENUE RECOGNITION: Snap-on recognizes revenues when all of the following conditions are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonably assured; and (iv) delivery has occurred or services have been rendered. Snap-on establishes an accrual for estimated future product returns in the period in which the sale is recorded. Estimated returns are based upon the historic volume of sales returns and the expected lag period, periodically adjusted for recent actual experience. Franchise fee revenue is recognized as the fees are earned; such revenue was not material in any year. Subscription revenue is deferred and recognized over the life of the subscription.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: Snap-on's accounts receivable are reported net of bad debt reserves, which are regularly evaluated by management for adequacy. The evaluations take into consideration various financial and qualitative factors that may affect the customers' ability to pay. These factors may include the customers' financial condition, collateral, debt-servicing capacity, past payment experience and credit bureau information. Snap-on regularly reviews the estimation process and adjusts the reserves as appropriate. It is possible, however, that the accuracy of Snap-on's estimation process could be adversely impacted if the financial condition of its customers were to deteriorate.

WARRANTIES: Snap-on provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. Snap-on calculates its reserve requirements based on historic warranty loss experience that is periodically adjusted for recent actual experience.

PENSION AND OTHER POSTRETIREMENT BENEFITS: Snap-on has pension and postretirement benefit liabilities and costs that are developed from actuarial valuations. Inherent in these valuations are key assumptions including discount rates, expected return on plan assets and medical trend rates. Changes in these assumptions are primarily influenced by factors outside of Snap-on's control and can have a significant effect on the amounts reported in the financial statements. Snap-on reviews its actuarial valuations annually and believes that it will experience an increase of approximately $17 million in pension expense for 2003 due to a decrease in both the discount rate used to calculate pension obligations and the expected long-term rate of return on plan assets. Snap-on believes that its postretirement benefit expense for 2003 will increase by approximately $1 million over 2002 levels.

OUTLOOK: Snap-on, in 2003, expects to continue to emphasize the consistent and broad application of its *Driven to Deliver* business principles and, in particular, the implementation of "Lean" operating practices. Snap-on expects to achieve its long-term success by building on its strong brands, its culture of innovation and its tradition of excellent customer service.

Executing the *Driven to Deliver* disciplines, Snap-on expects to better capitalize on its available sales opportunities and improve profitability in 2003. Generating strong cash flow and further strengthening its balance sheet will be key priorities for Snap-on throughout 2003.

At the present time, Snap-on sees continued steady tool demand by vehicle service technicians, but little indication for general economic improvement early in 2003. Based on this economic outlook for the industrial and capital goods marketplace, and assuming no substantial changes in geopolitical conditions or oil and gasoline prices, continued steady end-user demand in the dealer business, the continued introduction of successful new products, and ongoing savings from its restructuring and Operational Fitness initiatives, Snap-on expects to achieve higher sales and improved profitability in 2003 leading to an approximate 10-15% increase in per share earnings for the full year. Additionally, Snap-on's fiscal 2003 year contains 53 weeks.

The full-year earnings expectation considers that Snap-on will incur higher expenses for retirement and insurance costs of approximately $22 million, continue to invest in new product development and continue to incur costs to implement business and process improvements through the adoption of Lean operating practices and other rationalization activities. This full-year earnings expectation also considers that Snap-on will continue to experience U.S. dealer inventory reductions through the first half of 2003. Given that higher year-over-year retirement, insurance and new product development expenses are expected to be incurred at the beginning of 2003, coupled with the continued emphasis on dealer inventory reduction, first-quarter 2003 earnings per share could approximate a level of reported net earnings, before cumulative effect of a change in accounting principle, similar to the $.37 per share reported in the first quarter of 2002.

SAFE HARBOR: Statements in this document that are not historical facts, including statements (i) that include the words "expects," "believes," "targets," "anticipates," or "encouraged by" or similar words that reference Snap-on or its management; (ii) specifically identified as forward-looking; or (iii) describing Snap-on's or management's future outlook, plans, estimates, objectives or goals, are forward-looking statements. Snap-on or its representatives may also make similar forward-looking statements from time to time orally or in writing. Snap-on cautions the reader that these statements are subject to risks, uncertainties or other factors that could cause (and in some cases have caused) actual results to differ materially from those described in any such statement. Some of these factors are discussed below, as well as elsewhere in this document, and in Snap-on's Securities and Exchange Commission filings.

Those important factors include the validity of the assumptions and bases set forth above and the timing and progress with which Snap-on can continue to achieve further cost benefits from its restructuring and other Operational Fitness initiatives; Snap-on's capability to retain and attract dealers, and effectively implement new programs; the capture of new business, the success of new products and other Profitable Growth initiatives; Snap-on's ability to withstand external negative factors including, but not limited to, terrorist disruptions on business and the situation in Iraq; a change in regulatory reporting requirements; changes in trade, monetary and fiscal policies, laws and regulations, or other activities of governments or their agencies, including war; and the absence of significant changes in inflation, the current competitive environment, energy supply or pricing, legal proceedings, supplier disruptions, currency fluctuations or the material worsening of economic and political situations around the world.

These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. Snap-on operates in a continually changing business environment and new factors emerge from time to time. Snap-on cannot predict such factors nor can it assess the impact, if any, of such factors on Snap-on's financial position or its results of operations. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Snap-on disclaims any responsibility to update any forward-looking statement provided in this document.

Consolidated Statements of Earnings

(Amounts in millions except per share data)	**2002**	2001	2000
Net sales	**$ 2,109.1**	$ 2,095.7	$ 2,175.7
Cost of goods sold	**(1,144.2)**	(1,146.7)	(1,178.9)
Gross profit	**964.9**	949.0	996.8
Operating expenses	**(799.2)**	(848.7)	(792.6)
Net finance income	**37.7**	35.7	38.1
Restructuring and other non-recurring charges	**(5.1)**	(49.4)	(12.3)
Operating earnings	**198.3**	86.6	230.0
Interest expense	**(28.7)**	(35.5)	(40.7)
Other income (expense) – net	**(8.4)**	(3.5)	3.3
Earnings before income taxes	**161.2**	47.6	192.6
Income taxes	**58.0**	26.1	69.5
Earnings before cumulative effect of a change in accounting principle	**103.2**	21.5	123.1
Cumulative effect of a change in accounting principle, net of tax	**2.8**	(2.5)	25.4
Net earnings	**$ 106.0**	$ 19.0	$ 148.5
Net earnings per share – basic			
Earnings before cumulative effect of a change in accounting principle	**$ 1.77**	$ .37	$ 2.11
Cumulative effect of a change in accounting principle, net of tax	**.05**	(.04)	.43
Net earnings per share – basic	**$ 1.82**	$ .33	$ 2.54
Net earnings per share – diluted			
Earnings before cumulative effect of a change in accounting principle	**$ 1.76**	$ .37	$ 2.10
Cumulative effect of a change in accounting principle, net of tax	**.05**	(.04)	.43
Net earnings per share – diluted	**$ 1.81**	$ .33	$ 2.53
Weighted-average shares outstanding			
Basic	**58.2**	57.9	58.4
Effect of dilutive options	**.3**	.2	.2
Diluted	**58.5**	58.1	58.6
Pro forma amounts of a change in accounting for pensions in 2000			
Net earnings	**$ 106.0**	$ 19.0	$ 123.1
Net earnings per share – basic	**1.82**	.33	2.11
Net earnings per share – diluted	**1.81**	.33	2.10

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(Amounts in millions except share data)	December 28, 2002	December 29, 2001
ASSETS		
Current assets		
Cash and cash equivalents	**$ 18.4**	$ 6.7
Accounts receivable – net of allowances	**556.2**	572.8
Inventories	**369.9**	375.2
Prepaid expenses and other assets	**106.5**	142.3
Total current assets	**1,051.0**	1,097.0
Property and equipment – net	**330.2**	327.7
Deferred income tax benefits	**60.9**	27.7
Goodwill – net	**366.4**	331.2
Other intangibles – net	**65.7**	60.7
Other assets	**119.9**	130.0
Total assets	**$1,994.1**	$1,974.3
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	**$ 170.9**	$ 141.2
Notes payable and current maturities of long-term debt	**56.4**	29.1
Accrued compensation	**44.4**	58.7
Dealer deposits	**46.1**	42.0
Deferred subscription revenue	**42.5**	45.0
Income taxes	**29.8**	19.9
Other accrued liabilities	**162.3**	213.5
Total current liabilities	**552.4**	549.4
Long-term debt	**304.3**	445.5
Deferred income taxes	**33.6**	24.7
Retiree health care benefits	**94.0**	92.7
Pension liability	**136.6**	54.5
Other long-term liabilities	**42.8**	31.7
Total liabilities	**1,163.7**	1,198.5
Shareholders' equity		
Preferred stock – authorized 15,000,000 shares of $1 par value; none outstanding	**–**	–
Common stock – authorized 250,000,000 shares of $1 par value; issued 66,897,506 and 66,847,107 shares	**66.9**	66.8
Additional paid-in capital	**72.9**	108.0
Retained earnings	**1,064.2**	1,014.7
Accumulated other comprehensive income (loss)	**(123.8)**	(120.6)
Grantor stock trust at fair market value – 5,321,977 and 5,984,145 shares	**(147.5)**	(203.0)
Treasury stock at cost – 3,326,462 and 2,923,435 shares	**(102.3)**	(90.1)
Total shareholders' equity	**830.4**	775.8
Total liabilities and shareholders' equity	**$1,994.1**	$1,974.3

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

(Amounts in millions except share data)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Grantor Stock Trust	Treasury Stock	Total Shareholders' Equity
Balance at January 1, 2000	66,729,457	$66.7	$ 62.3	$ 957.8	$ (35.8)	$(177.4)	$ (48.3)	$825.3
Comprehensive income:								
Net earnings for 2000				148.5				
Foreign currency translation					(52.0)			
Minimum pension liability					.6			
Total comprehensive income								97.1
Cash dividends – $.94 per share				(55.0)				(55.0)
Dividend reinvestment plan	50,725	.1	1.3					1.4
Stock compensation plans	8,908		.3					.3
Grantor stock trust – 234,417 shares						5.5		5.5
Share repurchase, net of reissuance – 1,018,096 shares							(30.6)	(30.6)
Adjustment of grantor stock trust to fair market value			7.7			(7.7)		–
Balance at December 30, 2000	66,789,090	66.8	71.6	1,051.3	(87.2)	(179.6)	(78.9)	844.0
Comprehensive income:								
Net earnings for 2001				19.0				
Foreign currency translation					(29.9)			
Mark to market for cash flow hedges, net of tax of $.7 million (unrealized holding losses of $2.4 million net of reclassifications to net income of $.4 million)					(2.0)			
Minimum pension liability					(1.5)			
Total comprehensive income								(14.4)
Cash dividends – $.96 per share				(55.6)				(55.6)
Dividend reinvestment plan	47,650		1.3					1.3
Stock compensation plans	10,367		.3					.3
Grantor stock trust – 458,888 shares						10.4		10.4
Share repurchase – 400,000 shares							(11.2)	(11.2)
Tax benefit from certain stock options			1.0					1.0
Adjustment of grantor stock trust to fair market value			33.8			(33.8)		–
Balance at December 29, 2001	66,847,107	66.8	108.0	1,014.7	(120.6)	(203.0)	(90.1)	775.8
Comprehensive income:								
Net earnings for 2002				106.0				
Foreign currency translation					55.5			
Mark to market for cash flow hedges, net of tax of $1.0 million (unrealized holding losses of $2.5 million net of reclassifications to net income of $1.2 million)					(1.3)			
Minimum pension liability, net of tax of $36.8 million					(57.4)			
Total comprehensive income								102.8
Cash dividends – $.97 per share				(56.5)				(56.5)
Dividend reinvestment plan	45,649	.1	1.3					1.4
Stock compensation plans	4,750		1.4					1.4
Grantor stock trust – 661,468 shares						16.1		16.1
Share repurchase, net of reissuance – 403,027 shares							(12.2)	(12.2)
Tax benefit from certain stock options			1.6					1.6
Adjustment of grantor stock trust to fair market value			(39.4)			39.4		–
Balance at December 28, 2002	**66,897,506**	**$66.9**	**$ 72.9**	**$1,064.2**	**$(123.8)**	**$(147.5)**	**$(102.3)**	**$830.4**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Amounts in millions)	**2002**	2001	2000
Operating activities			
Net earnings	**$ 106.0**	$ 19.0	$ 148.5
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:			
Cumulative effect of a change in accounting principle, net of tax	**(2.8)**	2.5	(25.4)
Depreciation	**49.9**	50.4	48.4
Amortization of goodwill	**–**	13.9	14.5
Amortization of other intangibles	**1.8**	3.7	3.3
Deferred income tax provision	**33.5**	5.4	9.7
Gain on sale of assets	**(.3)**	(.1)	(1.5)
Gain on mark to market for cash flow hedges	**(1.3)**	(2.0)	–
Restructuring and other non-recurring charges, net of tax	**(1.8)**	46.1	14.2
Changes in operating assets and liabilities, net of effects of acquisitions:			
(Increase) decrease in receivables	**42.5**	19.3	(52.8)
(Increase) decrease in inventories	**25.8**	18.9	9.0
(Increase) decrease in prepaid and other assets	**33.0**	(19.8)	(12.9)
Increase (decrease) in accounts payable	**22.1**	(13.2)	17.9
Increase (decrease) in accruals and other liabilities	**(84.3)**	19.6	17.3
Net cash provided by operating activities	**224.1**	163.7	190.2
Investing activities			
Capital expenditures	**(45.8)**	(53.6)	(57.6)
Acquisitions of businesses – net of cash acquired	**(7.9)**	(.9)	(11.9)
Disposition of businesses	**–**	–	15.5
Proceeds from disposal of property and equipment	**6.0**	6.9	11.7
Net cash used in investing activities	**(47.7)**	(47.6)	(42.3)
Financing activities			
Payment of long-term debt	**(1.9)**	(6.4)	(8.0)
Increase in long-term debt	**–**	200.4	6.3
Net decrease in short-term borrowings	**(116.0)**	(255.1)	(77.9)
Purchase of treasury stock	**(12.2)**	(11.2)	(30.6)
Proceeds from stock purchase and option plans	**20.5**	13.0	7.1
Cash dividends paid	**(56.5)**	(55.6)	(55.0)
Net cash used in financing activities	**(166.1)**	(114.9)	(158.1)
Effect of exchange rate changes on cash	**1.4**	(.6)	(1.3)
Increase (decrease) in cash and cash equivalents	**11.7**	.6	(11.5)
Cash and cash equivalents at beginning of year	**6.7**	6.1	17.6
Cash and cash equivalents at end of year	**$ 18.4**	$ 6.7	$ 6.1
Supplemental cash flow disclosures			
Cash paid for interest	**$ 29.9**	$ 32.3	$ 40.8
Cash paid for income taxes	**9.1**	27.4	54.0

See Notes to Consolidated Financial Statements.

NOTE 1: NATURE OF OPERATIONS

Snap-on Incorporated ("Snap-on" or "the company") was incorporated under the laws of the state of Wisconsin in 1920 and reincorporated under the laws of the state of Delaware in 1930. Snap-on is a leading global innovator, manufacturer and marketer of high-quality tool, diagnostic and equipment solutions for professional tool and equipment users. Product lines include a broad range of hand and power tools, tool storage, saws and cutting tools, pruning tools, vehicle service diagnostics equipment, vehicle service equipment, including wheel service, safety testing and collision repair equipment, vehicle service information, business management systems, equipment repair services, and other tool and equipment solutions. Snap-on's customers include automotive technicians, vehicle service centers, manufacturers, industrial tool and equipment users and those involved in commercial applications such as construction, electrical and agriculture. Products are sold through Snap-on's franchised dealer van, company-direct, distributor and Internet sales channels.

NOTE 2: SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND PRESENTATION: The consolidated financial statements include the accounts of Snap-on and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Snap-on Credit LLC ("SOC"), a 50%-owned joint venture with The CIT Group, Inc. ("CIT"), is accounted for using the equity method. Snap-on and CIT have identical voting and participating rights and responsibilities in SOC. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

FISCAL YEAR ACCOUNTING PERIOD: Snap-on's fiscal year ends on the Saturday nearest December 31. The 2002, 2001 and 2000 fiscal years each contained 52 weeks and ended on December 28, 2002, December 29, 2001, and December 30, 2000. Snap-on's 2003 fiscal year, which ends on January 3, 2004, will contain 53 weeks.

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION: Snap-on recognizes revenues when all of the following conditions are satisfied: (i) persuasive evidence of an arrangement exists; (ii) the price is fixed or determinable; (iii) collectibility is reasonably assured; and (iv) delivery has occurred or services have been rendered. Snap-on establishes an accrual for estimated future product returns in the period in which the sale is recorded. Estimated returns are based upon the historic volume of sales returns and the expected lag period, periodically adjusted for recent actual experience. Franchise fee revenue is recognized as the fees are earned; such revenue was not material in any year. Subscription revenue is deferred and recognized over the life of the subscription.

RESEARCH AND ENGINEERING: Research and engineering costs are charged to expense in the year incurred. For 2002, 2001 and 2000, research and engineering costs totaled $57.1 million, $54.6 million and $50.6 million.

SHIPPING AND HANDLING: Amounts billed to customers for shipping and handling are included as a component of sales. Costs incurred by Snap-on for shipping and handling are generally included as a component of cost of goods sold when the costs relate to manufacturing activities. In 2002, 2001 and 2000, Snap-on incurred shipping and handling charges of $11.1 million, $11.2 million and $11.1 million that were recorded in "Cost of goods sold" on the accompanying Consolidated Statements of Earnings. Shipping and handling costs incurred in conjunction with selling or distribution activities are generally included as a component of operating expenses. In 2002, 2001 and 2000, Snap-on incurred shipping and handling charges of $41.0 million, $41.9 million and $41.9 million that were recorded in operating expenses.

ADVERTISING AND PROMOTION: Production costs of future media advertising are deferred until the advertising occurs. All other advertising and promotion costs are generally expensed when incurred. For 2002, 2001 and 2000, advertising and promotion expense totaled $46.7 million, $47.6 million and $47.3 million.

WARRANTIES: Snap-on provides product warranties for specific product lines and accrues for estimated future warranty costs in the period in which the sale is recorded. Refer to Note 17 for additional information.

FOREIGN CURRENCY TRANSLATION: The financial statements of Snap-on's foreign subsidiaries are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Assets and liabilities of foreign subsidiaries are translated at current rates of exchange, and income and expense items are translated at the average exchange rate for the period. The resulting translation adjustments are recorded directly into "Accumulated other comprehensive income (loss)" in the accompanying Consolidated Balance Sheets. Foreign exchange transactions resulted in pretax losses of $4.4 million and $6.5 million in 2002 and 2001, and gains of $4.1 million in 2000. Foreign exchange transaction gains and losses are reported in "Other income (expense) – net" in the accompanying Consolidated Statements of Earnings.

INCOME TAXES: Deferred income taxes are provided for temporary differences arising from differences in bases of assets and liabilities for tax and financial reporting purposes. Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Refer to Note 12 for additional information.

NET FINANCE INCOME: Net finance income consists of royalty and management fees received from SOC based on the volume of credit originated by SOC. Snap-on also shares with CIT ratably in any residual profit or loss of the joint venture after operating expenses, including royalty and management fees, interest costs and credit loss provisions. Net finance income also consists of installment contract income and dealer start-up loan receivable income, net of administrative expenses, derived from Snap-on's wholly owned international credit operations, and which totaled $9.5 million in 2002, $10.8 million in 2001 and $10.3 million in 2000. Net finance income includes gains on the sale of receivables when applicable.

DERIVATIVES: Snap-on utilizes derivative financial instruments, including interest rate swaps and foreign exchange contracts, to manage its exposure to interest rate and foreign currency exchange rate risks. Snap-on accounts for its derivatives in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. Snap-on does not hold or issue financial instruments for speculative or trading purposes. Refer to Note 11 for additional information.

PER SHARE DATA: Basic earnings per share calculations were computed by dividing net earnings by the corresponding weighted-average number of common shares outstanding for the period. The dilutive effect of the potential exercise of outstanding options to purchase common shares is calculated using the treasury stock method. Snap-on had dilutive shares as of year-end 2002, 2001 and 2000, of 271,051 shares, 241,557 shares and 175,155 shares. Options to purchase 2,668,711 shares, 3,008,596 shares and 3,574,234 shares of Snap-on common stock at year-end 2002, 2001 and 2000 were not included in the computation of diluted earnings per share as the exercise prices of the options were greater than the average market price of the common stock for the respective year and, as a result, the effect on earnings per share would be anti-dilutive.

STOCK-BASED EMPLOYEE COMPENSATION ARRANGEMENTS: Snap-on has various stock-based employee compensation plans. In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation and also amends the disclosure provisions of SFAS No. 123. Snap-on will continue to account for its stock-based employee compensation under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and Snap-on has adopted the disclosure provisions of SFAS No. 148 as of December 28, 2002. The adoption of SFAS No. 148 had no impact on Snap-on's financial position or results of operations. Refer to Note 15 for additional information.

CONCENTRATIONS: Snap-on is exposed to credit losses in the event of non-performance by the counterparties to its interest rate swap and foreign exchange contracts. Snap-on does not obtain collateral or other security to support its financial instruments subject to credit risk, but monitors the credit standing of the counterparties and enters into agreements only with financial institution counterparties with a credit rating of A- or better. Snap-on does not anticipate non-performance by its counterparties.

Snap-on's accounts receivable do not represent significant concentrations of credit risk because of the diversified portfolio of individual customers and geographic areas.

Approximately 4,600 employees, or 35% of Snap-on's worldwide workforce, are represented by unions and/or covered under collective bargaining agreements. Of these, approximately 2,100 employees are covered under agreements expiring in 2003. In recent years, Snap-on has not experienced any significant work slow-downs, stoppages or other labor disruptions.

CASH EQUIVALENTS: Snap-on considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

INVENTORIES: Inventories consist of manufactured products and merchandise for resale and are stated at the lower of cost or market. Manufactured products include the costs of materials, labor and manufacturing overhead. Inventories accounted for using the first-in, first-out (FIFO) method approximated 65% of total inventory as of year-end 2002 and 2001. All other inventories are generally determined using the last-in, first-out (LIFO) cost method. Refer to Note 6 for additional information.

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over estimated useful lives. Major repairs that extend the useful life of an asset are capitalized, while routine maintenance and repairs are expensed as incurred. Capitalized software included in property and equipment reflects costs related to internally developed or purchased software for internal use that are capitalized and amortized on a straight-line basis over their estimated useful lives. Development costs for computer software to be sold, leased or otherwise marketed externally are also capitalized once technological feasibility has been achieved and are amortized on a straight-line basis over their estimated useful lives. Capitalized software is subject to an ongoing assessment of recoverability based upon anticipated future revenues and identified changes in hardware and software technologies. Refer to Note 7 for additional information.

On December 30, 2001, the beginning of its 2002 fiscal year, Snap-on adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. The effect of this change in accounting principle was not material to Snap-on's financial position or results of operations.

GOODWILL AND OTHER INTANGIBLE ASSETS: Snap-on adopted SFAS No. 142, "Goodwill and Other Intangible Assets" at the beginning of its 2002 fiscal year. SFAS No. 142 requires the periodic testing of goodwill and indefinite-lived intangible assets for impairment, as compared to the past method of amortizing such assets to expense on a straight-line basis over their estimated useful lives. Snap-on evaluates periodically, and as events arise, the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, discounted cash flows of the related business unit. Refer to Note 8 for additional information.

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES: Snap-on recorded a cumulative effect of a change in accounting principle transition adjustment that increased net earnings in the first quarter of 2002 by $2.8 million, on both a pretax and after-tax basis, from the recognition of negative goodwill as prescribed by SFAS No. 142. Refer to Note 8 for additional information.

In accordance with the provisions of SFAS No. 133, Snap-on recorded a transition adjustment on December 31, 2000, the beginning of Snap-on's 2001 fiscal year, to recognize its derivative instruments at fair value, and to recognize the difference between the carrying values and fair values of related hedged assets and liabilities upon adoption of these standards. The cumulative effect of this transition adjustment was to decrease reported net income in the first quarter of 2001 by $2.5 million after tax ($4.1 million pretax) related to a hedge strategy that did not qualify for hedge accounting under SFAS No. 133. Refer to Note 11 for additional information.

During the fourth quarter of 2000, Snap-on changed its method of valuing its pension plan assets from a five-year averaging method to a three-year averaging method. The impact of this change was reported as a cumulative effect of a change in accounting principle for pensions that increased net earnings in 2000 by $25.4 million ($41.3 million pretax). Refer to Note 13 for additional information.

ACCOUNTING PRONOUNCEMENTS: In November 2002, the FASB issued Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 requires that a guarantor must recognize, at the inception of a guarantee, a liability for the fair value of the obligation that it has undertaken in issuing a guarantee. FIN No. 45 also addresses the disclosure requirements that a guarantor must include in its financial statements for guarantees issued. The disclosure requirements in this interpretation are effective for financial statements ending after December 15, 2002. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Snap-on has not completed its evaluation of FIN No. 45 and the company has not assessed the impact the adoption may have on Snap-on's financial position or results of operations. Refer to Notes 9 and 17 for additional information.

The FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" (an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements") in January 2003, which becomes effective for Snap-on on June 29, 2003. FIN No. 46 provides consolidation guidance for certain variable interest entities ("VIE") in which equity investors of the VIE do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the VIE to finance its activities independently. FIN No. 46 requires each enterprise involved with a special purpose entity to determine whether it provides financial support to the special purpose entity through a variable interest. Variable interests may arise from financial instruments, service contracts, minority ownership interests or other arrangements. If an entity holds a majority of the variable interests, or a significant variable interest that is considerably more than any other party's variable interest, that entity would be the primary beneficiary and would be required to include the assets, liabilities and results of operations of the special purpose entity in its consolidated financial statements.

Snap-on has not completed its evaluation of FIN No. 46 and the company has not assessed the impact the adoption may have on Snap-on's financial position or results of operations. If it is determined that SOC qualifies as a VIE, then Snap-on may be required to include the assets and liabilities (or some portion thereof) of SOC in its consolidated financial statements beginning in the third quarter of 2003. Refer to Note 9 for additional information.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses significant issues regarding the recognition, measurement and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are accounted for pursuant to the guidance that the Emerging Issues Task Force ("EITF") set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Snap-on will adopt SFAS No. 146 at the beginning of its 2003 fiscal year.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets. The statement requires that the fair value of a liability for an asset's retirement obligation be recognized in the period during which it is identified, and be capitalized as part of the carrying amount of the long-lived asset. The statement will be effective for Snap-on at the beginning of its 2003 fiscal year. Snap-on believes that the effects of this pronouncement will not be material to Snap-on's financial position or results of operations.

NOTE 3: ACQUISITIONS AND DIVESTITURES

In 2002, Snap-on acquired full ownership of two business operations for $7.9 million. The purchase price paid plus the liabilities assumed exceeded the fair value of the tangible and intangible assets acquired by approximately $3.7 million, on a preliminary basis. The purchase accounting for these two acquisitions will be finalized in 2003 upon completion of the underlying asset and liability valuations. In 2001, Snap-on incurred acquisition costs of $.9 million related to the finalization of its fiscal 2000 acquisitions. During 2000, Snap-on acquired full ownership of two business operations. The aggregate cash purchase price, plus costs related to the finalization of 1999 acquisitions, was $11.9 million. Each of the acquisitions provided Snap-on with a complementary product line, new customer relationships, access to additional distribution and/or an extended geographic reach. Pro forma financial information has not been presented, as the effects of these businesses, individually and in the aggregate, were not material.

During 2000, Snap-on divested Windsor Forestry Tools Inc. ("Windsor"), which was acquired as part of the Bahco Group AB ("Bahco") acquisition. As Windsor was accounted for as "held for sale" in accordance with APB Opinion No. 16, "Business Combinations," it had no impact on Snap-on's Consolidated Statements of Earnings. The sale of Windsor resulted in cash proceeds of $15.5 million and a resulting adjustment to goodwill.

NOTE 4: RESTRUCTURING AND NON-RECURRING CHARGES

Snap-on announced in the second quarter of 2001 that it was taking significant action to (i) reduce costs companywide to adjust to the slower sales environment and (ii) improve operational performance in businesses not earning acceptable financial returns. As a result of selective rationalization and consolidation actions, Snap-on recorded $62.0 million in restructuring and other non-recurring charges in 2001 for actions that included the consolidation or closure of 32 facilities, including facility-related asset write-downs, and severance costs to effect a 6% reduction in workforce. The $62.0 million charge included restructuring charges of $40.3 million and non-recurring charges of $21.7 million. The restructuring charge of $40.3 million included $27.1 million for severance costs associated with the planned elimination of 796 salaried and hourly positions, $6.0 million for non-cancelable lease agreements, $5.9 million for facility-related asset write-downs, and $1.3 million for exit-related legal and professional services. The $21.7 million of other non-recurring charges included $12.6 million (recognized in cost of goods sold) for inventory write-downs and warranty costs primarily associated with Snap-on's exiting of an unprofitable segment of the emissions testing business, $8.4 million for management transition costs associated with the April 2001 retirement of Snap-on's former president and chief executive officer, and $.7 million for equipment and employee relocation costs associated with the facility consolidations. As of December 29, 2001, Snap-on utilized $17.2 million of the $40.3 million of restructuring reserves that were established for the fiscal 2001 restructuring actions.

Snap-on recorded restructuring and non-recurring charges of $5.1 million in 2002, including $3.6 million of restructuring charges in the fourth quarter of 2002 for severance costs to effect workforce reduction initiatives, and $7.9 million of restructuring-related charges to finalize its restructuring actions that began in 2001 and for costs associated with the 2002 resignation of Snap-on's former chief financial officer. These costs were partially offset by the reversal of $6.4 million of restructuring reserves not utilized to finalize the company's 2001 restructuring actions. The initial 2001 restructuring cost estimates were based on management's best business judgment under prevailing circumstances. The finalization of the 2001 restructuring actions and cost estimates resulted in the fourth-quarter 2002 reversal of $6.4 million of restructuring reserves to income, primarily as a result of lower than anticipated severance and severance-related costs, as well as lower facility consolidation or closure costs. As of December 28, 2002, Snap-on has finalized its 2001 restructuring actions and all costs related to these actions have been incurred. The 2001 restructuring initiatives resulted in the consolidation or closure of 32 facilities and, combined with other operational activities, an 8.4% reduction in workforce.

Snap-on's 2001 restructuring reserve activity during 2001 and 2002 was as follows:

(Amounts in millions)	Provision in 2001	Usage in 2001	Balance at December 29, 2001	Usage in 2002	Reversed in 2002	Balance at December 28, 2002
Severance costs	$ 27.1	$ (6.0)	$ 21.1	$(16.6)	$ (4.5)	$ –
Facility consolidation or closure costs	7.3	(5.3)	2.0	(.1)	(1.9)	–
Loss on asset write-downs	5.9	(5.9)	–	–	–	–
Total	$ 40.3	$(17.2)	$ 23.1	$(16.7)	$ (6.4)	$ –

The 2001 restructuring reserve usage of $16.7 million in 2002 was primarily for severance payments related to the separation of 479 employees. The finalization of the 2001 restructuring actions resulted in the reversal of $6.4 million of restructuring reserves not utilized that were recognized in income in the fourth quarter of 2002.

The fourth quarter 2002 restructuring charge of $3.6 million was for severance costs to effect further workforce reductions of 151 salaried and hourly positions. During the fourth quarter, Snap-on eliminated 31 of the identified positions resulting in a $.7 million usage of the recorded restructuring reserve. Snap-on expects that the remaining restructuring reserve of $2.9 million will be used in the first quarter of 2003, and Snap-on expects to fund the remaining cash requirements associated with this reserve with cash flows from operations or borrowings under the company's existing credit facilities.

For the year ended December 28, 2002, Snap-on incurred restructuring-related charges of $7.9 million, including $3.0 million related to the 2002 resignation of Snap-on's former chief financial officer and $4.9 million for employee and equipment relocation costs and professional fees to finalize the company's fiscal 2001 restructuring activities. These costs did not qualify for restructuring accrual treatment and were expensed as incurred and are included in "Restructuring and other non-recurring charges" on the accompanying Consolidated Statements of Earnings.

In 2000, Snap-on recorded restructuring charges of $4.2 million and non-recurring charges of $17.6 million. The $4.2 million restructuring charge related to the closure of a small, underperforming vehicle service business in the Asia-Pacific region and included costs related to severance, lease terminations and the write-off of intangible assets. The non-recurring charges of $17.6 million primarily related to Snap-on's decision to exit an unprofitable segment of the emissions testing business, prompted by continued changes in technology and emissions regulations at both the state and federal levels. The non-recurring charges included $5.6 million for expected losses on the disposition of discontinued inventory and $3.9 million for extended warranty costs (both of which are included in cost of goods sold) and $7.7 million for other asset impairments. Additionally, Snap-on incurred $.4 million in non-recurring charges for relocation, severance and facilities consolidation costs.

NOTE 5: ACCOUNTS RECEIVABLE

Accounts receivable include trade accounts receivable, installment receivables and dealer financing. At the end of 2002 and 2001, the allowance for doubtful accounts was $41.2 million and $39.6 million. Current gross installment receivables amounted to $49.5 million and $42.6 million at the end of 2002 and 2001, and include $8.1 million and $7.1 million of unearned finance charges.

In 2002, Snap-on reclassified the portion of accounts receivable not due within one year from current assets to long term, and the related balances as of year-end 2001 have been reclassified to conform to the 2002 presentation. The long-term portion of accounts receivable is classified in "Other assets" on the accompanying Consolidated Balance Sheets and is comprised of installment and dealer financing receivables with credit terms that are due beyond one year. Long-term gross installment receivables amounted to $45.2 million and $42.4 million at the end of 2002 and 2001, and include $7.9 million and $6.3 million of unearned finance charges.

NOTE 6: INVENTORIES

The components of Snap-on's inventories were as follows:

(Amounts in millions)	2002	2001
Finished goods	**$ 337.5**	$351.4
Work in process	**42.0**	41.5
Raw materials	**86.2**	77.2
Excess of current cost over LIFO cost	**(95.8)**	(94.9)
Total inventories	**$369.9**	$375.2

NOTE 7: PROPERTY AND EQUIPMENT

Snap-on's property and equipment values, which are carried at cost, were as follows:

(Amounts in millions)	**2002**	2001
Land	**$ 23.8**	$ 23.4
Buildings and improvements	**202.9**	195.5
Machinery and equipment	**541.8**	501.3
	768.5	720.2
Accumulated depreciation	**(438.3)**	(392.5)
Property and equipment – net	**$ 330.2**	$ 327.7

The estimated service lives of property and equipment are principally as follows:

Buildings and improvements	3 to 50 years
Machinery and equipment	2 to 15 years
Computer software	2 to 7 years
Transportation vehicles	2 to 6 years

NOTE 8: GOODWILL AND OTHER INTANGIBLE ASSETS

On December 30, 2001, the beginning of Snap-on's 2002 fiscal year, Snap-on adopted SFAS No. 142. This statement applies to all goodwill and other intangible assets recognized by Snap-on as of December 30, 2001.

Goodwill, net of accumulated amortization, was $366.4 million and $331.2 million at the end of 2002 and 2001. In 2002, amortization was discontinued on goodwill and other indefinite-lived intangible assets in accordance with SFAS No. 142. In 2001 and 2000, pretax goodwill amortization totaled $13.9 million and $14.5 million. Accumulated goodwill amortization was $59.6 million at the end of 2002 and $56.8 million at the end of 2001. Other intangible assets include patents and trademarks of $24.7 million and $22.4 million at year-end 2002 and 2001 that are being amortized over their useful lives and indefinite-lived trademarks of $41.0 million and $38.3 million.

The provisions of SFAS No. 142 require that (i) goodwill no longer be amortized; (ii) negative goodwill be recognized in net earnings as a cumulative effect of an accounting change at the date of adoption; (iii) other intangible assets be evaluated on an annual basis to determine whether they have finite or indefinite useful lives; and (iv) goodwill and other intangible assets deemed to have indefinite lives be evaluated on an annual basis for impairment based on their fair value. Intangible assets determined to have finite lives are amortized over those estimated lives and intangible assets that have indefinite useful lives are not amortized.

In accordance with the adoption provisions of SFAS No. 142, Snap-on completed the initial assessment of goodwill and other intangibles as of December 30, 2001, the results of which indicated that the carrying values of goodwill and other intangibles were not impaired. Snap-on recorded a cumulative effect of a change in accounting principle transition adjustment that increased net earnings in the first quarter of 2002 by $2.8 million, on both a pretax and after-tax basis, from the recognition of negative goodwill as prescribed by SFAS No. 142. Snap-on completed the required annual impairment assessment during the second quarter of 2002, the results of which indicated that goodwill and other intangibles were not impaired.

The following is a reconciliation of earnings before cumulative effect of a change in accounting principle and net earnings reflecting the impact of this standard on prior-year reported results as if SFAS No. 142 had been in effect during 2001 and 2000.

(Amounts in millions)	**2002**	2001	2000
Earnings before cumulative effect of a change in accounting principle as reported	**$103.2**	$ 21.5	$123.1
Amortization, net of tax:			
Goodwill	**–**	11.9	12.4
Trademark	**–**	.8	.8
Adjusted earnings before cumulative effect item	**$103.2**	$ 34.2	$136.3
Net earnings as reported	**$106.0**	$ 19.0	$148.5
Amortization, net of tax:			
Goodwill	**–**	11.9	12.4
Trademark	**–**	.8	.8
Adjusted net earnings	**$106.0**	$ 31.7	$161.7

The following reflects the impact of SFAS No. 142 on prior-year earnings per share as if this standard had been in effect during 2001 and 2000.

	2002	2001	2000
Earnings per share before cumulative effect of a change in accounting principle as reported:			
Basic	**$1.77**	$ .37	$2.11
Diluted	**1.76**	.37	2.10
Adjusted earnings per share before cumulative effect item:			
Basic	**$1.77**	$ .59	$2.34
Diluted	**1.76**	.59	2.33
Net earnings per share as reported:			
Basic	**$1.82**	$ .33	$2.54
Diluted	**1.81**	.33	2.53
Adjusted net earnings per share:			
Basic	**$1.82**	$ .55	$2.77
Diluted	**1.81**	.55	2.76

The change in the carrying amount of segment goodwill for the year ended December 28, 2002, is as follows:

(Amounts in millions)	Snap-on Dealer Group	Commercial & Industrial Group	Diagnostics & Information Group	Total
Beginning balance	$ 14.6	$251.8	$ 64.8	$331.2
Goodwill acquired during the year	–	1.2	2.5	3.7
Currency translation effect	–	31.3	.2	31.5
Ending balance	**$ 14.6**	**$284.3**	**$ 67.5**	**$366.4**

Additional disclosures related to acquired other intangible assets are as follows:

	December 28, 2002		December 29, 2001	
(Amounts in millions)	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Amortized other intangible assets:				
Trademarks	**$ 3.9**	**$ (.3)**	$ 1.7	$ (.2)
Patents	**29.4**	**(8.3)**	27.2	(6.3)
Total	**33.3**	**(8.6)**	28.9	(6.5)
Unamortized other intangible assets:				
Trademarks	**46.0**	**(5.0)**	42.8	(4.5)
Total other intangible assets	**$ 79.3**	**$ (13.6)**	$ 71.7	$ (11.0)

The weighted-average amortization period is 34 years for trademarks and 16 years for patents. The weighted-average amortization period for trademarks and patents on a combined basis is 19 years.

The aggregate amortization expense for 2002 was $1.8 million. Total estimated annual amortization expense expected for the next five fiscal years, based on current levels of other intangible assets, is $1.9 million in 2003; $1.6 million in 2004; and $1.5 million for each of 2005, 2006 and 2007.

NOTE 9: SNAP-ON CREDIT LLC JOINT VENTURE

Snap-on Credit LLC ("SOC") is an unconsolidated 50%-owned joint venture between Snap-on and The CIT Group, Inc. ("CIT"). SOC was formed as a limited liability corporation with member contributions totaling $2.0 million, and commenced operations on January 3, 1999. As of December 28, 2002, Snap-on's equity investment in SOC totaled $2.7 million. SOC provides a broad range of financial services to Snap-on's U.S. dealer and customer network and to Snap-on's industrial and other customers. Snap-on also provides financing internationally through its wholly owned credit subsidiaries, the results of which are included in Snap-on's Consolidated Financial Statements.

Snap-on receives royalty and management fee income from SOC based on the volume of financings originated by SOC. Snap-on also shares with CIT ratably in any residual net profit or loss of the joint venture after operating expenses, including royalty and management fees, interest costs and credit loss provisions.

SOC sells substantially all of its originated contracts (through asset-securitization transactions) on a limited recourse basis to CIT, net of certain fees. SOC continues to service these contracts for an estimated market rate servicing fee. In 2002, SOC originated $506.3 million in contract receivables.

SOC originates loans primarily in three ways. Extended-term contracts are offered to technicians to enable them to purchase tools and equipment on an extended-term payment plan, generally with an average term of 32 months. Lease financing is offered to shop owners and managers, both independent and national chains, who purchase equipment items. The duration of lease contracts is often two to five years. Financing options are also available to dealers to meet a number of financing needs, including van and truck leases, working capital loans, and loans to enable new dealers to fund the purchase of the franchise. The duration of these contracts can be up to 10 years. The above contracts are generally secured by the underlying tools or equipment financed and other dealer assets.

SOC establishes a reserve for all contract receivables sold to CIT, and SOC's credit losses on the sold contract receivables are limited to the extent of the reserve. At year-end 2002, SOC's reserves for contract receivables sold to CIT were $8.3 million, or 1.6% of contract receivables. Loan losses on owned contract receivables were not material in any year. SOC also establishes a prepayment reserve to cover amounts due to CIT as a result of early prepayments by customers on loans sold to CIT. Snap-on has credit risk exposure for certain loan originations with recourse provisions from SOC. At December 28, 2002, $32.1 million of loans originated by SOC have a recourse provision to Snap-on if the loans become more than 90 days past due. In 2002, $4.2 million of such loans were purchased by Snap-on.

SOC maintains a $25 million bank line of credit for working capital purposes, of which Snap-on is a 60% guarantor and CIT is a 40% guarantor. Borrowings under this facility totaled $11.0 million and $22.0 million at both December 28, 2002, and December 29, 2001. The average amount outstanding under this facility was $16.5 million in 2002 and $11.9 million in 2001. The weighted-average interest rate for 2002 and 2001 was 2.3% and 4.2%. As of December 28, 2002, and December 29, 2001, the weighted-average interest rate was 2.1% and 2.5%. SOC's bank line of credit has an expiration date of May 31, 2003. To date, there have been no draws upon this guarantee.

The maximum exposure to Snap-on as of December 28, 2002, related to SOC was the $2.7 million equity investment plus the guarantee on SOC's line of credit and the recourse obligations on customer financings.

Summarized financial information of SOC as of December 31, 2002, and for the year then ended is as follows:

(Amounts in millions)	At December 31, 2002
Cash and cash equivalents	$ 5.4
Receivables, net of allowances	13.4
Servicing receivable	7.6
Due from members	10.9
Other assets	8.0
	$45.3
Payable to members	$12.4
Reserves for contract receivables sold	8.3
Other accrued liabilities	8.6
Short-term borrowings	11.0
Members' equity	5.0
	$45.3

(Amounts in millions)	Year Ended December 31, 2002
Revenues	
Gain on sale of contract receivables	$55.7
Servicing fee income	9.0
Other income	1.3
Total revenues	$66.0
Expenses	
Royalty fees	$22.8
Salaries and benefits	15.7
Management fees	11.2
Other	10.8
Total expenses	60.5
Net income	$ 5.5

The FASB issued FIN No. 46, "Consolidation of Variable Interest Entities" in January 2003, which becomes effective for Snap-on on June 29, 2003. FIN No. 46 provides consolidation guidance for certain variable interest entities ("VIE") in which equity investors of the VIE do not have the characteristics of a controlling interest or do not have sufficient equity at risk for the VIE to finance its activities independently. Variable interests may arise from arrangements such as Snap-on's SOC joint venture discussed above. Snap-on has not completed its evaluation of FIN No. 46 and the company has not assessed the impact the adoption may have on Snap-on's financial position or results of operations. If it is determined that Snap-on's financial services joint venture qualifies as a VIE, Snap-on may be required to include the assets and liabilities (or some portion thereof) of SOC in its consolidated financial statements beginning in the third quarter of 2003.

NOTE 10: SHORT-TERM AND LONG-TERM DEBT

Notes payable and long-term debt at the end of 2002 totaled $360.7 million, down $113.9 million from the $474.6 million reported at year-end 2001. Notes payable to banks under bank lines of credit totaled $22.3 million and $26.5 million at the end of 2002 and 2001. At the end of 2002, Snap-on had commercial paper outstanding denominated in U.S. dollars of $25.0 million and Japanese yen of $7.9 million compared to commercial paper outstanding denominated in U.S. dollars of $135.0 million and Japanese yen of $7.2 million at year-end 2001. Snap-on classified its outstanding commercial paper as long-term debt at year-end 2001 as it was Snap-on's intent, and it had the ability (supported by its long-term revolving credit facilities), to refinance this debt on a long-term basis. Snap-on's increased cash provided by operating activities in 2002 was used primarily to reduce commercial paper borrowings. The company currently anticipates that it will continue to have positive cash flow and debt reduction for the foreseeable future and, as a result, commercial paper borrowings at December 28, 2002, of $32.9 million are included in "Notes payable and current maturities of long-term debt" on the accompanying Consolidated Balance Sheets.

At December 28, 2002, Snap-on had $408 million of multi-currency revolving credit facilities that also serve to back its commercial paper programs, including a $200 million, 364-day revolving credit facility with a one-year term-out option that terminates on August 8, 2003. The term-out option allows Snap-on to elect to borrow under the credit facility for an additional year after the termination date. In addition, Snap-on has a five-year, $208 million revolving credit facility that terminates on August 20, 2005. At the end of 2002 and 2001, Snap-on was in compliance with all covenants of the revolving credit facilities and there were no borrowings under either revolving credit commitment. The most restrictive financial covenant requires that Snap-on maintain a total debt to total capital (defined as total debt plus shareholders' equity) ratio that does not exceed 60%. Snap-on's total debt to total capital ratio, computed as defined by the financial covenant, was 30.3% at December 28, 2002, and 38.0% at December 29, 2001. At December 28, 2002, Snap-on also had an unused committed $20 million bank line of credit that expires on August 1, 2003. At December 28, 2002, Snap-on had approximately $395 million of unused available debt capacity under the terms of its revolving credit facilities and committed bank line of credit.

Average commercial paper and bank notes outstanding were $189.6 million in 2002 and $389.2 million in 2001. The weighted-average interest rate on these instruments was 1.7% in 2002 and 4.3% in 2001. As of December 28, 2002, and December 29, 2001, commercial paper and bank notes outstanding had a weighted-average interest rate of 1.3% and 2.1%.

In August 2001, Snap-on issued $200 million of unsecured notes pursuant to a $300 million shelf registration statement filed with the Securities and Exchange Commission in 1994. In October 1995, Snap-on issued $100 million of unsecured notes to the public under this shelf registration. The August 2001 notes require semiannual interest payments at the rate of 6.25% and mature in their entirety on August 15, 2011. The October 1995 notes require semiannual interest payments at a rate of 6.625% and mature in their entirety on October 1, 2005. The proceeds from these issuances were used to repay a portion of Snap-on's outstanding commercial paper and for working capital and general corporate purposes.

Snap-on's long-term debt at year-end 2002 and 2001 consisted of the following:

(Amounts in millions)	**2002**	2001
Senior unsecured indebtedness	**$300.0**	$300.0
Borrowings under commercial paper programs	**–**	142.2
Other long-term debt	**5.5**	5.9
	305.5	448.1
Current maturities	**(1.2)**	(2.6)
Total long-term debt	**$304.3**	$445.5

The annual maturities of Snap-on's long-term debt due in the next five years are $1.2 million in 2003, $.5 million in 2004, and $100.2 million in 2005, with no maturities of long-term debt in 2006 and 2007.

NOTE 11: FINANCIAL INSTRUMENTS

Snap-on accounts for its hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. These standards require that all derivative instruments be reported in the consolidated financial statements at fair value. Changes in the fair value of derivatives are to be recorded each period in earnings or on the accompanying Consolidated Balance Sheets in "Accumulated other comprehensive income (loss)," depending on the type of hedged transaction and whether the derivative is designated and effective as part of a hedged transaction. Gains or losses on derivative instruments reported in "Accumulated other comprehensive income (loss)" must be reclassified as earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of all hedges must be recognized in earnings in the current period.

In accordance with the provisions of SFAS No. 133, Snap-on recorded a transition adjustment on December 31, 2000, the beginning of Snap-on's 2001 fiscal year, to recognize its derivative instruments at fair value, and to recognize the difference between the carrying values and fair values of related hedged assets and liabilities upon adoption of these standards. The cumulative effect of this transition adjustment was to decrease reported net earnings in the first quarter of 2001 by $2.5 million related to a hedge strategy that did not qualify for hedge accounting under SFAS No. 133. Snap-on also recorded in the first quarter of 2001 a transition adjustment of $1.2 million after tax in "Accumulated other comprehensive income (loss)" to recognize previously deferred net gains on derivatives designated as cash flow hedges that qualify for hedge accounting under SFAS No. 133.

Snap-on uses derivative instruments to manage well-defined interest rate and foreign currency exposures. Snap-on does not use derivative instruments for speculative or trading purposes. The criteria used to determine if hedge accounting treatment is appropriate are (i) the designation of the hedge to an underlying exposure; (ii) whether or not overall risk is being reduced; and (iii) if there is a correlation between the value of the derivative instrument and the underlying obligation. On the date a derivative contract is entered into, Snap-on designates the derivative as either a fair value hedge, a cash flow hedge, a hedge of a net investment in a foreign operation, or a natural hedging instrument whose change in fair value is recognized as an economic hedge against changes in the values of the hedged item.

FOREIGN CURRENCY DERIVATIVE INSTRUMENTS: Snap-on has operations in a number of countries that have transactions outside their functional currencies and, as a result, is exposed to changes in foreign currency exchange rates. In addition, Snap-on hedges the anticipated repayment of intercompany loans to foreign subsidiaries denominated in foreign currencies. Snap-on manages most of these exposures on a consolidated basis, which allows for netting of certain exposures to take advantage of natural offsets. Forward exchange contracts are used to hedge the net exposures. Gains or losses on net foreign currency hedges are intended to offset losses or gains on the underlying net exposures in an effort to reduce the earnings volatility resulting from fluctuating foreign currency exchange rates.

At December 28, 2002, Snap-on had net outstanding foreign exchange forward contracts totaling $161.9 million comprised of buy contracts of $52.5 million in Swedish kronor and sell contracts of $103.8 million in euros, $59.1 million in British pounds, $31.2 million in Canadian dollars, $7.5 million in Singapore dollars, $2.5 million in Australian dollars, $3.0 million in Danish kronor, $3.7 million in Mexican pesos and $3.6 million in other currencies. At December 29, 2001, Snap-on had net outstanding foreign exchange forward contracts totaling $191.3 million comprised of buy contracts of $55.1 million in Swedish kronor and sell contracts of $113.6 million in euros, $73.8 million in British pounds, $31.2 million in Canadian dollars, $8.8 million in Singapore dollars, $4.9 million in Danish kronor, $4.4 million in Australian dollars and $9.7 million in other currencies.

Snap-on classifies the majority of its forward exchange contracts as natural hedges and therefore these contracts are excluded from the assessment of effectiveness. The fair value changes of these contracts are reported in earnings as foreign exchange gain or loss, which is included in "Other income (expense) – net" on the accompanying Consolidated Statements of Earnings. Those forward exchange contracts that qualify for hedge accounting treatment are accounted for as cash flow hedges where the effective portion of the changes in fair value of the derivative is recorded in "Accumulated other comprehensive income (loss)." When the hedged item is realized in income, the gain or loss included in "Accumulated other comprehensive income (loss)" is reclassified to income in the same financial statement caption as the hedged item. The ineffective portion of changes in fair value of the cash flow hedges are reported in earnings as foreign exchange gain or loss, which is included in "Other income (expense) – net" and which was not material.

NON-DERIVATIVE INSTRUMENTS DESIGNATED IN HEDGING RELATIONSHIPS: Snap-on uses non-U.S. dollar financing transactions as net investment hedges of long-term investments in the corresponding foreign currency. Hedges that meet the effectiveness requirements are accounted for under net investment hedging rules. The effective portion of the net investment hedge of a foreign operation is recorded in "Accumulated other comprehensive income (loss)" as a cumulative translation adjustment. When applicable, the ineffective portion of the net investment hedge is recorded in earnings as foreign exchange gain or loss, which is included in "Other income (expense) – net" and which was not material. At December 28, 2002, net losses of $.7 million arising from effective hedges of net investments have been reflected in the cumulative translation adjustment account as a component of "Accumulated other comprehensive income (loss)."

INTEREST RATE SWAP AGREEMENTS: Snap-on enters into interest rate swap agreements to manage interest costs and risks associated with changing interest rates. Interest rate swap agreements are accounted for as either cash flow hedges or fair value hedges. The differentials paid or received on interest rate swap agreements are accrued and recognized as adjustments to interest expense. For fair value hedges the effective portion of the change in fair value of the derivative is recorded in "Long-term debt" while any ineffective portion is recorded as an adjustment to interest expense. For cash flow hedges the effective portion of the change in fair value of the derivative is recorded in "Accumulated other comprehensive income (loss)," while any ineffective portion is recorded as an adjustment to interest expense. The notional amount of interest rate swaps was $50.0 million at December 28, 2002, and included $25.0 million of fair value hedges and $25.0 million of cash flow hedges. The notional amount of interest rate swaps representing cash flow hedges was $25.0 million at December 29, 2001.

For all cash flow hedges qualifying for hedge accounting under SFAS No. 133, the net accumulated derivative loss at December 28, 2002, was $3.3 million after tax and is reflected in "Accumulated other comprehensive income (loss)." Changes in the fair value of derivative financial instruments qualifying for hedge accounting under SFAS No. 133, are reflected as derivative assets or liabilities with the corresponding gains or losses reflected in earnings in the period of change. An offsetting gain or loss is also reflected in earnings based upon the changes of the fair value of the debt instrument being hedged. For all fair value hedges qualifying for hedge accounting under SFAS No. 133, the net accumulated derivative gain at December 28, 2002, was $3.6 million. At December 28, 2002, the maximum maturity date of any cash flow hedge and fair value hedge was approximately two years and nine years, respectively. During the next 12 months, Snap-on expects to reclassify into earnings net losses from "Accumulated other comprehensive income (loss)" of approximately $1.4 million after tax at the time the underlying hedged transactions are realized.

During the year ended December 28, 2002, cash flow hedge and fair value hedge ineffectiveness was not material.

FAIR VALUE OF FINANCIAL INSTRUMENTS: SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires Snap-on to disclose the fair value of financial instruments for both on- and off-balance-sheet assets and liabilities for which it is practicable to estimate that value. The following methods and assumptions were used in estimating the fair value of financial instruments:

INSTALLMENT CONTRACTS: A discounted cash flow analysis was performed over the average life of a contract using a discount rate currently available to Snap-on adjusted for credit quality, cost and profit factors. As of December 28, 2002, and December 29, 2001, the fair value was approximately $92 million and $82 million versus a book value of $78.6 million and $71.6 million.

LONG-TERM DEBT: The fair value of long-term debt including current maturities was estimated using a discounted cash flow analysis based on quoted market rates for similar instruments. As of December 28, 2002, and December 29, 2001, the fair value was approximately $340 million and $452 million versus a book value of $305.5 million and $448.1 million.

ALL OTHER FINANCIAL INSTRUMENTS: The carrying amounts of all cash equivalents, interest rate swaps and forward exchange contracts approximate fair value based upon quoted market prices or discounted cash flows. The fair value of trade accounts receivable, accounts payable and other financial instruments approximates carrying value due to their short-term nature.

NOTE 12: INCOME TAXES

Earnings before income taxes, including the pretax impact of cumulative effects of changes in accounting principles in all years, consisted of the following:

(Amounts in millions)	**2002**	2001	2000
U.S.	**$129.2**	$ 20.7	$175.2
Foreign	**34.8**	22.8	58.7
Total earnings before income taxes	**$164.0**	$ 43.5	$233.9

The provision (benefit) for income taxes consisted of the following:

(Amounts in millions)	**2002**	2001	2000
Current:			
Federal	**$ (5.0)**	$ 21.8	$ 42.9
Foreign	**19.6**	13.3	19.7
State	**2.6**	3.7	4.6
Total current	**17.2**	38.8	67.2
Deferred:			
Federal	**38.3**	(8.1)	11.8
Foreign	**(.2)**	(1.3)	4.0
State	**2.7**	(4.9)	2.4
Total deferred	**40.8**	(14.3)	18.2
Total income tax provision	**$ 58.0**	$ 24.5	$ 85.4

A reconciliation of the statutory federal income tax rate to Snap-on's effective tax rate, after cumulative effect of changes in accounting principles, is as follows:

	2002	2001	2000
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in tax rate resulting from:			
State income taxes, net of federal benefit	**1.8**	3.2	2.0
Extraterritorial income exclusion/foreign sales corporation tax benefit	**(1.5)**	(1.6)	(1.4)
Restructuring and other non-recurring charges	**–**	19.8	–
Change in valuation allowance	**1.4**	(.1)	1.0
Non-deductible goodwill amortization	**–**	1.8	1.4
Foreign rate difference	**(.8)**	(.8)	(1.0)
Other	**(.5)**	(1.0)	(.5)
Effective tax rate	**35.4%**	56.3%	36.5%

Temporary differences that give rise to the net deferred tax benefit are as follows:

(Amounts in millions)	2002	2001	2000
Current deferred income tax assets:			
Inventories	**$ 29.6**	$ 26.4	$ 20.6
Accruals and reserves not currently deductible	**17.5**	19.0	17.2
Restructuring and other non-recurring accruals	**1.9**	31.5	19.3
Other	**3.0**	3.3	3.5
Total current (included in prepaid expenses and other assets and other accrued liabilities)	**52.0**	80.2	60.6
Long-term deferred income tax assets (liabilities):			
Employee benefits	**78.9**	46.8	45.1
Net operating losses	**32.8**	26.3	27.9
Depreciation	**(40.9)**	(37.5)	(39.0)
Snap-on Credit LLC	**(15.0)**	(10.2)	(1.8)
Other	**.2**	3.9	3.3
Valuation allowance	**(28.7)**	(26.3)	(27.2)
Total long term	**27.3**	3.0	8.3
Net deferred income tax asset	**$ 79.3**	$ 83.2	$ 68.9

At December 28, 2002, Snap-on had tax net operating loss carryforwards totaling $157.6 million as follows:

(Amounts in millions)	U.S. State	U.S. Federal	Foreign	Total
Year of expiration:				
2003 – 2004	$ –	$ –	$ 2.3	$ 2.3
2005 – 2008	–	3.8	6.8	10.6
2009 – 2013	19.4	–	4.0	23.4
2014 – 2020	43.2	–	–	43.2
Indefinite	–	–	78.1	78.1
	$62.6	$3.8	$91.2	$157.6

A valuation allowance totaling $28.7 million, $26.3 million and $27.2 million in 2002, 2001 and 2000 has been established for deferred income tax benefits related to certain subsidiary loss carryforwards that may not be realized. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The undistributed earnings of all non-U.S. subsidiaries totaled $180.0 million, $159.1 million and $146.7 million at the end of 2002, 2001 and 2000. Snap-on has not provided any deferred taxes on these undistributed earnings as it considers the undistributed earnings to be permanently invested.

NOTE 13: PENSION PLANS

Snap-on has several non-contributory pension plans covering most U.S. employees and certain employees in foreign countries. Snap-on also has foreign contributory plans covering certain foreign employees. Retirement benefits are generally provided based on employees' years of service and average earnings or stated amounts for years of service. Normal retirement age is 65, with provisions for earlier retirement. Snap-on recognizes retirement plan expenses in accordance with SFAS No. 87, "Employers' Accounting for Pensions," and contributes to the plans based on actuarial computations. In certain defined retirement benefit plans, these computations include the amortization of past service cost over a maximum of 30 years. Plan assets primarily consist of corporate equities and various debt securities.

In 2001, Snap-on amended certain of its U.S. pension plans and began offering a non-contributory account-based pension plan with a 401(k) match to certain U.S. salaried employees ("401(k) Plan"). Eligible participants were allowed to elect the 401(k) Plan, while new hires as of January 1, 2001, are automatically enrolled under this plan. Under the 401(k) Plan, Snap-on matches 50% of the first 6% of the employee's annual pretax contributions in Snap-on common stock, which is funded through the Grantor Stock Trust. Employees have the opportunity to diversify this match as they approach retirement. For 2002 and 2001, Snap-on contributed common stock of $2.0 million and $.4 million to the 401(k) Plan.

Snap-on utilizes the market-related approach to value its pension plan assets. During the fourth quarter of 2000, Snap-on changed its method of valuing its plan assets from a five-year averaging method to a three-year averaging method. The impact of this change was reported as a cumulative effect of a change in accounting principle for pensions that increased net earnings in 2000 by $25.4 million ($41.3 million pretax). The impact on 2000 operating results was to reduce pension expense by $9.7 million.

Snap-on's net pension expense (income) included the following components:

(Amounts in millions)	**2002**	2001	2000
Service cost	**$ 15.1**	$ 15.8	$ 15.8
Interest cost	**39.9**	38.9	35.6
Less: actual loss (return) on plan assets	**48.9**	1.6	(33.1)
Curtailment gain	**(.5)**	–	(.6)
Net amortization and deferral:			
Projected return on plan assets in excess of actual return	**(103.4)**	(57.2)	(20.2)
Amortization of net assets at transition	**(1.3)**	(1.3)	(1.3)
Other	**1.2**	(4.1)	(3.7)
Net pension income	**$ (.1)**	$ (6.3)	$ (7.5)

Due to the combination of lower-than-expected returns on pension plan assets and a decrease in both the discount rate used to calculate pension obligations and the expected long-term rate of return on plan assets, Snap-on currently expects that its 2003 pension expense will increase by approximately $17 million over 2002 levels.

The status of Snap-on's pension plans was as follows:

(Amounts in millions)	**2002**	2001
Change in projected benefit obligation		
Benefit obligation at beginning of year	**$ 562.0**	$490.6
Service cost	**15.1**	15.8
Interest cost	**39.9**	38.9
Plan participants' contributions	**.8**	.8
Benefits paid	**(30.1)**	(26.4)
Curtailment gain	**(.5)**	–
Plan amendments	**2.7**	6.9
Actuarial loss	**34.3**	31.2
Foreign currency impact	**6.5**	(2.8)
Effect of business acquisitions	**–**	7.0
Effect of settlements	**(6.3)**	–
Benefit obligation at end of year	**$ 624.4**	$562.0
Change in plan assets		
Fair value of plan assets at beginning of year	**$ 529.7**	$545.8
Actual loss on plan assets	**(48.9)**	(1.6)
Plan participants' contributions	**.8**	.8
Employer contributions	**13.1**	5.4
Benefits paid	**(30.1)**	(26.4)
Foreign currency impact	**2.4**	(1.8)
Effect of business acquisitions	**–**	7.5
Effect of settlements	**(6.3)**	–
Fair value of plan assets at end of year	**$ 460.7**	$529.7
Unfunded status	**$(163.7)**	$ (32.3)
Unrecognized net assets at year end	**(1.7)**	(2.9)
Unrecognized net loss from experience different than assumed	**137.6**	.1
Unrecognized prior service cost	**15.5**	14.8
Net amount recognized	**$ (12.3)**	$ (20.3)
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid benefit cost	**$ 9.7**	$ 31.6
Accrued benefit liability	**(134.8)**	(56.2)
Other assets	**15.0**	.7
Accumulated other comprehensive income (loss)	**97.8**	3.6
Net amount recognized	**$ (12.3)**	$ (20.3)

Snap-on's shareholders' equity at year-end 2002 was reduced by $60.9 million (net of tax) for the excess of accumulated pension benefit obligations over the fair market value of plan assets, of which $57.4 million was recorded in 2002. This resulted from the combination of lower-than-expected returns on plan investments and a decrease in both the discount rate used to calculate pension obligations and the expected long-term rate of return on plan assets. The weighted-average rate assumptions used in determining pension costs and the projected benefit obligation as of the respective year end were as follows:

	2002	2001
Discount rate used to determine present value of projected benefit obligation at end of year	**6.7%**	7.4%
Expected long-term rate of return on plan assets for the year	**8.2%**	9.6%
Expected rate of increase in future compensation levels	**3.7%**	4.6%

Snap-on has pension plans in which the accumulated benefit obligation exceeds the fair value of plan assets. At the end of 2002 and 2001, Snap-on had six such plans, including certain non-U.S. plans, with an aggregate accumulated benefit obligation of $43.6 million and $40.3 million with no plan assets.

NOTE 14: RETIREE HEALTH CARE

Snap-on provides certain health care benefits for most retired U.S. employees. The majority of Snap-on's U.S. employees become eligible for those benefits if they reach early retirement age while working for Snap-on; however, the age and service requirements for eligibility under the plans have been increased for certain employees hired on and after specified dates since 1992. Generally, most plans pay stated percentages of covered expenses after a deductible is met. There are several plan designs, with more recent retirees being covered under a comprehensive major medical plan. In determining benefits, the plans take into consideration payments by Medicare and other insurance coverage.

For employees retiring under the comprehensive major medical plans, retiree contributions are required, and these plans contain provisions allowing for benefit and coverage changes. The plans require retirees to contribute either the full cost of the coverage or amounts estimated to exceed a capped per-retiree annual cost commitment by Snap-on. Most employees hired since 1994 are required to pay the full cost. Snap-on does not fund the retiree health care plans.

Snap-on recognizes postretirement health care expense in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

Snap-on's net postretirement health care benefits expense included the following components:

(Amounts in millions)	**2002**	2001	2000
Service cost – benefits attributed to service during the year	**$ 1.1**	$ 1.1	$ 1.3
Interest cost on accumulated postretirement benefit obligation	**6.0**	5.5	5.6
Curtailment gain	**(.2)**	–	–
Amortization of unrecognized net gain	**(.6)**	(1.4)	(.9)
Net postretirement health care benefit expense	**$ 6.3**	$ 5.2	$ 6.0

The status of Snap-on's U.S. postretirement plans was as follows:

(Amounts in millions)	**2002**	2001
Change in projected benefit obligation		
Benefit obligation at beginning of year	**$ 75.3**	$ 75.0
Service cost	**1.1**	1.1
Interest cost	**6.0**	5.5
Plan participants' contributions	**2.7**	2.2
Curtailment gain	**(.2)**	–
Benefits paid	**(7.8)**	(6.8)
Actuarial loss (gain)	**18.2**	(1.7)
Benefit obligation at end of year	**$ 95.3**	$ 75.3
Change in plan assets		
Fair value of plan assets at beginning of year	**$ –**	$ –
Plan participants' contributions	**2.7**	2.2
Employer contributions	**5.1**	4.6
Benefits paid	**(7.8)**	(6.8)
Fair value of plan assets at end of year	**$ –**	$ –
Unfunded status	**$(95.3)**	$(75.3)
Unrecognized actuarial gain	**(3.4)**	(22.2)
Postretirement liability	**$(98.7)**	$(97.5)

The accumulated postretirement benefit obligation of $98.7 million at the end of 2002 consists of a current liability of $4.7 million reported in "Other accrued liabilities" and a long-term liability of $94.0 million reported in "Retiree health care benefits" on the accompanying Consolidated Balance Sheets. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% at the end of 2002 and 7.5% at the end of 2001. The actuarial calculation assumes a health care cost trend rate of 10.0% in 2003, decreasing gradually to 6.0% in 2009 and thereafter.

As of December 28, 2002, a one-percentage-point increase in the health care cost trend rate for future years would increase the accumulated postretirement benefit obligation by $1.1 million and the service cost and interest cost components by $.1 million. Conversely, a one-percentage-point decrease in the health care cost trend rate for future years would decrease the accumulated postretirement benefit obligation by $1.0 million and the service cost and interest cost components by $.1 million.

NOTE 15: STOCK OPTIONS AND PURCHASE PLANS

Snap-on has stock option plans for directors, officers and key employees, with expiration dates on the options ranging from 2003 to 2012 and vesting periods ranging from immediate to three years. The plans provide that options be granted at exercise prices equal to market value on the date the option is granted. On April 27, 2001, Snap-on's shareholders approved the 2001 Incentive Stock and Awards Plan. This plan reserves five million shares of common stock for issuance, of which 3,660,655 shares were available for future grants at December 28, 2002.

Under the Directors' Fee Plan, non-employee directors receive a mandatory minimum of 50% and an elective maximum of up to 100% of their fees and retainer in shares of Snap-on's common stock. Directors may elect to defer receipt of all or part of these shares. For 2002, 2001 and 2000, issuances under the Directors' Fee Plan totaled 4,750 shares, 10,367 shares and 8,908 shares. Additionally, receipt of 11,865 shares, 15,043 shares and 11,670 shares was deferred in 2002, 2001 and 2000. At December 28, 2002, shares reserved for issuance to directors under this plan totaled 183,713 shares.

Employees of Snap-on are eligible to participate in an employee stock purchase plan. The employee purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. For 2002, 2001 and 2000, issuances under the employee stock ownership plan totaled 53,142 shares, 57,231 shares and 55,322 shares. At December 28, 2002, shares reserved for issuance to employees under this plan totaled 490,714, and Snap-on held contributions of approximately $1.0 million for the purchase of common stock by employees.

Franchised dealers are eligible to participate in a dealer stock purchase plan. The dealer purchase price of the common stock is the lesser of the mean of the high and low price of the stock on the beginning date (May 15) or ending date (May 14) of each plan year. For 2002, 2001 and 2000, issuances under the dealer stock purchase plan totaled 76,381 shares, 78,440 shares and 78,165 shares. At December 28, 2002, shares reserved for issuance to franchised dealers under this plan totaled 214,543, and Snap-on held dealer contributions of approximately $1.1 million for the purchase of common stock. Compensation expense for plan participants in 2002, 2001 and 2000 was not material.

Under the dividend reinvestment and stock purchase plan, participating shareholders may invest the cash dividends from all or a portion of their common stock to buy additional shares. The program also permits new investors and current shareholders to make additional contributions. For 2002, 2001 and 2000, issuances under the dividend reinvestment and stock purchase plan totaled 45,649 shares, 47,650 shares and 50,725 shares. At December 28, 2002, shares available for purchase under this plan totaled 1,762,637 shares.

Snap-on accounts for its stock-based employee compensation plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees." In accordance with the provisions of APB Opinion No. 25, no compensation expense was recorded for stock options as all options granted had an exercise price equal to the market value of the underlying common stock on the measurement date. For restricted stock and stock appreciation rights awards, Snap-on recorded compensation expense in the respective periods as appropriate.

Snap-on has adopted the disclosure provisions of SFAS No. 148 as of December 28, 2002, and the table on the top of page 56 illustrates the effect on net earnings and earnings per share as if Snap-on had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation using the Black-Scholes option-pricing model.

(Amounts in millions except per share data)	**2002**	2001	2000
Net earnings, as reported	**$106.0**	$ 19.0	$148.5
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	**1.7**	2.3	.2
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(7.5)**	(8.3)	(7.4)
Pro forma net earnings	**$100.2**	$ 13.0	$141.3
Net earnings per share—basic:			
As reported	**$ 1.82**	$ .33	$ 2.54
Pro forma	**1.72**	.22	2.42
Net earnings per share—diluted:			
As reported	**$ 1.81**	$ .33	$ 2.53
Pro forma	**1.71**	.22	2.41
Weighted-average assumptions under Black-Scholes:			
Risk-free interest rate	**3.8%**	4.9%	6.7%
Dividend yield	**2.8%**	2.8%	2.5%
Expected stock price volatility	**33.1%**	38.7%	28.2%
Expected option life (in years)	**6.1**	5.6	5.6

For disclosure purposes only under SFAS No. 123, the fair value of each option grant was estimated as of the date of grant using the Black-Scholes option-pricing model. The weighted-average fair value of options granted was $9.16 in 2002, $9.37 in 2001 and $7.55 in 2000, as calculated using the Black-Scholes option-pricing model.

Stock option activity was as follows:

	2002		2001		2000	
	Options	**Exercise Price***	Options	Exercise Price*	Options	Exercise Price*
Outstanding at beginning of year	**5,189,146**	**$29.83**	4,526,481	$29.44	2,977,467	$30.83
Granted	**863,809**	**31.90**	1,227,707	28.95	1,735,600	26.37
Exercised	**(478,285)**	**22.80**	(375,756)	21.83	(118,681)	20.42
Canceled	**(175,076)**	**32.96**	(189,286)	30.14	(67,905)	28.16
Outstanding at end of year	**5,399,594**	**$30.70**	5,189,146	$29.83	4,526,481	$29.44
Exercisable at end of year	**4,060,271**	**$30.66**	3,447,146	$30.65	2,887,481	$30.21
Available for grant at end of year	**3,660,655**		4,349,388		387,809	

* Weighted-average

The following table summarizes information about stock options as of December 28, 2002:

	2002 Options Outstanding			2002 Options Exercisable	
Range of Exercise Prices	Options Outstanding	Remaining Contractual Life (Years)*	Exercise Price*	Options Exercisable	Exercise Price*
$19 to $25	255,500	1.9	$21.28	255,500	$21.28
$25 to $31	2,768,281	7.6	27.65	2,172,253	27.25
$31 to $38	1,873,946	7.0	34.01	1,130,651	35.18
$38 to $46	501,867	5.1	39.97	501,867	39.98
Totals	5,399,594	6.9	$30.70	4,060,271	$30.66

* Weighted-average

In 2002, Snap-on granted 209,000 shares of restricted stock and performance units to certain executive officers and other key employees under the 2001 Incentive Stock and Awards Plan. Vesting of the shares of restricted stock and performance units will be dependent upon performance relative to pre-defined goals for revenue growth and return on net assets employed before interest and taxes for fiscal years 2002 and 2003. Based on Snap-on's performance relative to these goals, the recipient can earn up to 100% of the restricted stock award. For performance achieved above a certain level, the recipient will then earn performance units in addition to the restricted stock, not to exceed 50% of the number of shares of restricted stock initially awarded. Each performance unit represents the right to receive in cash $34.96, which was the fair market value of a share of the company's common stock on March 12, 2002. Based on the plan performance criteria, the company was not required to recognize any compensation expense in 2002 for these awards.

As of December 28, 2002, Snap-on also had 105,600 restricted stock grants outstanding valued at $3.1 million that were issued to certain officers under the 2001 Incentive Stock and Awards Plan. Compensation expense is being recognized on a straight-line basis over the respective service period and was $1.0 million in both 2002 and 2001.

As of December 28, 2002, Snap-on had 577,750 stock appreciation rights outstanding that were granted to certain key non-U.S. employees with an average grant price of $30.48 per unit. These performance units expire 10 years after date of grant and have vesting periods that range from two to three years. The performance units provide for the cash payment of the excess of the fair market value of Snap-on's common stock price on the date of exercise over the grant price, and Snap-on accrues compensation expense based upon the current market price for its common stock and the number of performance units outstanding. The performance share units have no effect on dilutive shares or shares outstanding as any appreciation of Snap-on's common stock value over the grant price is paid in cash and not in common stock.

NOTE 16: CAPITAL STOCK

Snap-on has undertaken repurchases of its common stock from time to time to offset dilution created by shares issued for employee and dealer stock purchase plans, stock options, and other corporate purposes, as well as to repurchase shares when market conditions are favorable. Snap-on repurchased 405,000 shares in 2002, following the repurchase of 400,000 shares in 2001 and 1,019,500 shares in 2000. As of the end of 2002, Snap-on has remaining availability to repurchase up to an additional $142 million in common stock pursuant to the Board of Directors' authorizations. The purchase of Snap-on common stock is at the company's discretion, subject to prevailing financial and market conditions. In 2002, Snap-on's average common stock repurchase price was approximately $30.03 per share.

In August 1997, the Board of Directors declared a dividend distribution of one preferred stock purchase right for each share of Snap-on's outstanding common stock. The rights are exercisable only if a person or group acquires 15% or more of Snap-on's common stock ("Acquiring Person") or publicly announces a tender offer to become an Acquiring Person. Each right may then be exercised to purchase one one-hundred-and-fiftieth of a share of Series A Junior Preferred Stock for $190, but if a person or group becomes an Acquiring Person, then each right entitles the holder (other than an Acquiring Person) to acquire common stock of Snap-on having a market value equivalent to two times the current purchase price. If Snap-on is acquired in a merger or other business combination not approved by the Board of Directors, then each holder of a right will be entitled to purchase common stock of the surviving company having a market value equivalent to two times the current purchase price. The effect of the rights is to cause ownership dilution to a person or group attempting to acquire Snap-on without approval of Snap-on's Board of Directors. The rights expire on November 3, 2007, and may be redeemed by Snap-on at a price of $.01 per right under certain circumstances.

Snap-on created a Grantor Stock Trust ("GST") in 1998 that was subsequently amended. In conjunction with the formation of the GST, Snap-on sold 7.1 million shares of treasury stock to the GST. The sale of these shares had no net impact on shareholders' equity or on Snap-on's Consolidated Statements of Earnings. The GST is a funding mechanism for certain benefit programs and compensation arrangements, including the 2001 Incentive Stock and Awards Plan and employee and dealer stock purchase plans. The Northern Trust Company, as trustee of the GST, votes the common stock held by the GST based on the terms set forth in the GST Agreement as amended. The GST is recorded as "Grantor stock trust at fair market value" on the accompanying Consolidated Balance Sheets. Shares owned by the GST are accounted for as a reduction to shareholders' equity until used in connection with employee benefits. Each period, the shares owned by the GST are valued at the closing market price, with corresponding changes in the GST balance reflected in additional paid-in capital. At December 28, 2002, the GST held 5,321,977 shares of common stock.

NOTE 17: COMMITMENTS AND CONTINGENCIES

Snap-on leases facilities and office equipment under non-cancelable operating leases that extend for varying amounts of time. Snap-on's future minimum lease commitments under these leases, net of sub-lease income, were as follows:

Year Ending	*(Amounts in millions)*
2003	$26.1
2004	19.4
2005	14.2
2006	10.4
2007	8.9
2008 and thereafter	18.3

Rent expense, net of sub-lease rental income, for worldwide facilities and office equipment was $32.3 million, $32.1 million and $35.3 million in 2002, 2001 and 2000.

SOC maintains a $25 million bank line of credit for working capital purposes, of which Snap-on is a 60% guarantor and CIT is a 40% guarantor. Borrowings under this facility totaled $11.0 million at December 28, 2002, and $22.0 million at December 29, 2001. This bank line of credit has an expiration date of May 31, 2003. To date, there have been no draws upon this guarantee. Snap-on has credit risk exposure for certain loan originations with recourse provisions from SOC. Refer to Note 9 for additional information.

Snap-on provides product warranties for specific product lines and accrues for estimated future warranty cost in the period in which the sale is recorded. Snap-on calculates its reserve requirements based on historic warranty loss experience that is periodically adjusted for recent actual experience. The following is an analysis of Snap-on's product warranty reserve for fiscal-year 2002:

(Amounts in millions)	**2002**
Warranty reserve:	
Beginning of year	**$ 8.2**
Additions	**15.2**
Usage	**(11.8)**
End of year	**$11.6**

Snap-on held 1,592 active or pending patents as of year-end 2002, and Snap-on vigorously prosecutes its claims and defends its patents in the ordinary course of business. In February 1998, Snap-on filed a complaint alleging infringement of certain of Snap-on's patents by Hunter Engineering Company ("Hunter"). Hunter counterclaimed, alleging infringement of certain of its patents and one trademark. In April 2002, the court set a trial date of October 14, 2002, for various patents. In May 2002, Hunter alleged infringement of two additional patents for which a March 2003 trial date was later set. That trial date was vacated when the case was consolidated with the above litigation in October 2002.

The October 14, 2002, trial date was later postponed by the court to October 30, 2002. On October 22, 2002, a settlement was reached between Snap-on and Hunter for all of the abovementioned matters, and in the fourth quarter of 2002, a final, comprehensive agreement was reached in Snap-on's favor for $10.8 million, net of related legal expenses incurred in the year.

In 1996, Snap-on filed a complaint against SPX Corporation ("SPX") alleging infringement of Snap-on's patents and asserting claims relating to SPX's hiring of the former president of Sun Electric, a subsidiary of Snap-on acquired in 1992. SPX filed a counterclaim alleging infringement of certain SPX patents. These patents, which related to engine analyzer products first introduced in the 1980s, have expired. As part of a binding arbitration process in 2001, the arbitrator ruled in favor of SPX, and Snap-on was ordered to pay $44.0 million to SPX. This obligation was paid in January 2002 and was recorded in "Other accrued liabilities" on the accompanying 2001 Consolidated Balance Sheet and in "Operating expenses" on the accompanying 2001 Consolidated Statement of Earnings.

Snap-on has various corporate and government customers worldwide that purchase Snap-on products pursuant to multi-year contracts. These contracts can include a variety of terms and are periodically subject to audit by the customers for compliance. Snap-on currently has two contracts being audited by government auditors. Snap-on is also involved in various other legal matters that are being defended and handled in the ordinary course of business. Snap-on maintains accruals for such costs that are expected to be incurred with regards to these matters. Although it is not possible to predict the outcome of these matters, management believes that the results will not have a material impact on Snap-on's financial statements.

NOTE 18: SEGMENTS

Snap-on's business segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. Snap-on previously reported two business segments: the Snap-on Dealer Group, which represented the worldwide franchised dealer van channel, and the Commercial and Industrial Group, which included all of Snap-on's non-dealer businesses. Due to changes in Snap-on's management organization structure, Snap-on changed its reportable business segments in 2002 to the following: (i) the Snap-on Dealer Group; (ii) the Commercial and Industrial Group; and (iii) the Diagnostics and Information Group. The Snap-on Dealer Group consists of Snap-on's business operations serving the worldwide franchised dealer van channel. The Commercial and Industrial Group consists of the business operations providing tools and equipment products to a broad range of industrial and commercial customers worldwide through direct, distributor and other non-franchised distribution channels. The Diagnostics and Information Group consists of the business operations providing diagnostics equipment, vehicle service information, business management systems, equipment repair services and other solutions for customers in the worldwide vehicle service and repair marketplace. The accompanying financial information for 2002, 2001 and 2000 is presented in the new segment structure.

The accounting policies described in Note 2 are applicable to reportable segments. Snap-on evaluates the performance of its operating segments based on segment net sales and operating earnings. Segment net sales are defined as total net sales, including both net sales to external customers and intersegment sales, before elimination of intersegment activity. Segment operating earnings are defined as segment net sales less cost of goods sold and operating expenses. Snap-on accounts for intersegment sales and transfers based primarily on standard costs with reasonable mark-ups established between the segments. Snap-on allocates shared services expenses to those segments that utilize the services based on a percentage of either cost of goods sold or segment net sales, as appropriate.

Neither Snap-on nor any of its segments depends on any single customer, small group of customers or government for more than 10% of its sales.

Financial data by segment was as follows:

(Amounts in millions)	**2002**	2001	2000
Net sales from external customers			
Snap-on Dealer Group	**$1,032.5**	$1,026.0	$1,065.8
Commercial and Industrial Group	**911.1**	905.9	943.3
Diagnostics and Information Group	**165.5**	163.8	166.6
Total net sales	**$2,109.1**	$2,095.7	$2,175.7
Intersegment sales			
Snap-on Dealer Group	**$ 22.6**	$ 24.8	$ 43.0
Commercial and Industrial Group	**117.2**	109.8	116.7
Diagnostics and Information Group	**168.9**	157.4	128.4
Total intersegment sales	**$ 308.7**	$ 292.0	$ 288.1
Total net sales			
Snap-on Dealer Group	**$1,055.1**	$1,050.8	$1,108.8
Commercial and Industrial Group	**1,028.3**	1,015.7	1,060.0
Diagnostics and Information Group	**334.4**	321.2	295.0
Segment net sales	**2,417.8**	2,387.7	2,463.8
Intersegment eliminations	**(308.7)**	(292.0)	(288.1)
Total net sales	**$2,109.1**	$2,095.7	$2,175.7

The following is a reconciliation of Snap-on's segment operating earnings to earnings before income taxes:

(Amounts in millions)	**2002**	2001	2000
Operating earnings			
Snap-on Dealer Group	**$ 91.9**	$122.9	$136.3
Commercial and Industrial Group	**50.5**	25.7	62.3
Diagnostics and Information Group	**23.3**	8.3	15.1
Segment operating earnings	**165.7**	156.9	213.7
Net finance income	**37.7**	35.7	38.1
Restructuring and other non-recurring charges	**(5.1)**	(62.0)	(21.8)
Arbitration resolution	**–**	(44.0)	–
Interest expense	**(28.7)**	(35.5)	(40.7)
Other income (expense) – net	**(8.4)**	(3.5)	3.3
Earnings before income taxes	**$161.2**	$ 47.6	$192.6

Snap-on does not allocate restructuring and other non-recurring charges (credits) to its reportable segments. Had it been Snap-on's policy to allocate these items to its reportable segments, such amounts would have been allocated as follows:

(Amounts in millions)	**2002**	2001	2000
Restructuring and other non-recurring charges (credits)			
Snap-on Dealer Group	**$ 1.9**	$ 14.2	$ 13.3
Commercial and Industrial Group	**4.9**	22.4	.7
Diagnostics and Information Group	**(1.7)**	25.4	7.8
Total restructuring and other non-recurring charges	**$ 5.1**	$ 62.0	$ 21.8

In 2001, the $44.0 million cost incurred for the resolution of patent arbitration was not allocated to the reportable segments.

(Amounts in millions)	**2002**	2001	2000
Total assets			
Snap-on Dealer Group	**$ 759.7**	$ 805.0	$ 802.4
Commercial and Industrial Group	**1,010.7**	921.8	968.8
Diagnostics and Information Group	**198.5**	208.7	269.0
Total from reportable segments	**1,968.9**	1,935.5	2,040.2
Financial Services	**82.5**	82.0	96.2
Elimination of intersegment receivables	**(57.3)**	(43.2)	(67.3)
Total assets	**$1,994.1**	$1,974.3	$2,069.1
Capital expenditures			
Snap-on Dealer Group	**$ 15.0**	$ 19.3	$ 15.0
Commercial and Industrial Group	**23.9**	29.5	37.4
Diagnostics and Information Group	**6.9**	4.8	5.2
Total from reportable segments	**45.8**	53.6	57.6
Financial Services	**–**	–	–
Total capital expenditures	**$ 45.8**	$ 53.6	$ 57.6
Depreciation and amortization			
Snap-on Dealer Group	**$ 24.3**	$ 28.3	$ 26.2
Commercial and Industrial Group	**22.9**	30.0	28.9
Diagnostics and Information Group	**4.5**	9.7	11.1
Total from reportable segments	**51.7**	68.0	66.2
Financial Services	**–**	–	–
Total depreciation and amortization	**$ 51.7**	$ 68.0	$ 66.2

Geographic data is as follows:

(Amounts in millions)	**2002**	2001	2000
Geographic information			
Net sales*			
United States	**$1,358.7**	$1,360.0	$1,367.1
Europe	**547.0**	537.5	587.5
All other	**203.4**	198.2	221.1
Total net sales	**$2,109.1**	$2,095.7	$2,175.7
Long-lived assets			
United States	**$ 178.0**	$ 189.1	$ 199.0
Europe	**132.0**	114.0	121.7
All other	**20.2**	24.6	24.4
Total long-lived assets	**$ 330.2**	$ 327.7	$ 345.1

* Net sales are attributed to countries based on the origin of the sale.

PRODUCTS AND SERVICES: Snap-on derives revenue from a broad line of products and complementary services that can be divided into two categories: tools and equipment. The following table shows the consolidated sales of these product categories in the last three years:

(Amounts in millions)	**2002**	2001	2000
Net sales			
Tools	**$1,281.7**	$1,291.1	$1,343.5
Equipment	**827.4**	804.6	832.2
Total net sales	**$2,109.1**	$2,095.7	$2,175.7

Quarterly Financial Information *(Unaudited)*

(Amounts in millions except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2002					
Net sales	**$ 510.0**	**$ 547.2**	**$ 502.4**	**$ 549.5**	**$2,109.1**
Gross profit	**235.7**	**251.4**	**227.8**	**250.0**	**964.9**
Net earnings	**24.5**	**29.2**	**19.2**	**33.1**	**106.0**
Earnings per share – basic	**.42**	**.50**	**.33**	**.57**	**1.82**
Earnings per share – diluted	**.42**	**.50**	**.33**	**.56**	**1.81**
Cash dividends paid per share	**$ .24**	**$ .24**	**$ .24**	**$ .25**	**$ .97**
2001					
Net sales	$ 527.4	$ 525.6	$ 508.1	$ 534.6	$2,095.7
Gross profit	243.7	239.3	222.4	243.6	949.0
Net earnings (loss)	26.9	8.9	.6	(17.4)	19.0
Earnings (loss) per share – basic	.47	.15	.01	(.30)	.33
Earnings (loss) per share – diluted	.47	.15	.01	(.30)	.33
Cash dividends paid per share	$ .24	$ .24	$ .24	$ .24	$ .96

2002:
In 2002, restructuring and other non-recurring charges totaled $5.1 million ($3.3 million after tax or $.05 per basic share and $.06 per diluted share). Restructuring and non-recurring charges (credits) were incurred throughout the year as follows: First quarter – $3.4 million; Second quarter - $1.4 million; Third quarter – $1.6 million; Fourth quarter – $(1.3) million. Non-comparable credits in 2002 totaled a net gain of $2.0 million ($1.3 million after tax or $.02 per basic and diluted share). Non-comparable charges (credits) occurred as follows: First quarter – $2.6 million for the write-down of a receivable related to the closure of auto service centers associated with a major retailer's bankruptcy; Fourth quarter – $(4.6) million net benefit from the resolution of a patent infringement matter partially offset by a provision for certain contractual matters.

As a result of the adoption of SFAS No. 142 at the beginning of the 2002 fiscal year, Snap-on no longer records amortization expense for goodwill and certain other intangibles.

2002 includes a gain of $2.8 million ($2.8 million after tax or $.05 per basic and diluted share) for the cumulative effect of a change in accounting principle for goodwill in the first quarter.

2001:
In 2001, restructuring and other non-recurring charges totaled $62.0 million ($46.1 million after tax or $.80 per basic and diluted share), of which $12.6 million was recorded in cost of goods sold. Restructuring and non-recurring charges occurred as follows: Second quarter – $14.4 million; Third quarter – $30.4 million; Fourth quarter – $17.2 million. Non-comparable charges in 2001 totaled $58.4 million ($39.1 million after tax or $.67 per basic and diluted share), including $1.5 million in cost of goods sold for inventory write-downs associated with the termination of a European supplier relationship and $56.9 million in operating expenses that included $44.0 million for the resolution of an arbitration matter and $3.0 million for related legal costs; $5.9 million for costs associated with terminating the European supplier relationship; and $4.0 million for emissions-related bad debts and other costs. Non-comparable charges occurred as follows: Second quarter – $6.1 million; Third quarter – $4.0 million; Fourth quarter – $48.3 million.

2001 results also contain $15.1 million ($12.7 million after tax or $.22 per basic and diluted share) of goodwill and intangible amortization that occurred ratably throughout the year.

2001 results included a loss of $4.1 million ($2.5 million after tax or $.04 per basic and diluted share) for the cumulative effect of a change in accounting principle for derivatives in the first quarter.

Management's Responsibility for Financial Reporting

The management of Snap-on Incorporated is responsible for the preparation and integrity of all financial statements and other information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based on judgments and estimates by management. Management relies on a system of internal accounting controls and procedures that is intended, consistent with reasonable cost, to provide reasonable assurance that transactions are executed in accordance with management's authorization, that they are included in the financial records in all material respects, and that accountability for assets is maintained. Internal auditors conduct operational and financial audits to evaluate the adequacy of internal controls and accounting practices.

Snap-on's consolidated financial statements for fiscal 2002 have been audited by Deloitte & Touche LLP, independent auditors, whose report thereon appears herein. As part of their audit of Snap-on's consolidated financial statements, Deloitte & Touche LLP considered Snap-on's system of internal controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. Management has made available to Deloitte & Touche LLP Snap-on's financial records and related data.

The Board of Directors has appointed an audit committee composed entirely of outside directors. The committee is responsible for reviewing and evaluating the overall performance of Snap-on's financial reporting and accounting practices. The committee meets periodically and independently with management, internal auditors and the independent auditors to discuss Snap-on's internal accounting controls, auditing and financial reporting matters. The committee reports to the Board of Directors on its activities and findings. The internal auditors and independent auditors have unrestricted access to the audit committee.

DALE F. ELLIOTT
Chairman, President and
Chief Executive Officer

MARTIN M. ELLEN
Senior Vice President – Finance
and Chief Financial Officer

Independent Auditors' Report

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SNAP-ON INCORPORATED

We have audited the accompanying consolidated balance sheet of Snap-on Incorporated and subsidiaries (the Company) as of December 28, 2002, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 29, 2001, and for each of the two years in the period ended December 29, 2001, were audited by other auditors who have ceased operations. Those auditors, whose report dated January 29, 2002, expressed an unqualified opinion on those statements and included an explanatory paragraph that described the changes in accounting method for derivatives effective December 31, 2000 (explained in Note 11 to the consolidated financial statements), and pensions effective January 2, 2000 (explained in Note 13 to the consolidated financial statements).

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the consolidated financial statements, the Company ceased its amortization of goodwill and other indefinite-lived intangible assets in 2002 in accordance with Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of December 30, 2001.

As discussed above, the consolidated financial statements of the Company as of December 29, 2001, and for the two years then ended were audited by other auditors who have ceased operations. As described in Note 8, these consolidated financial statements have been revised to include the transitional disclosures required by Statement No. 142. Our audit procedures with respect to the disclosures in Note 8 with respect to 2001 and 2000 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net earnings representing amortization expense (including any related tax effects) recognized in those periods related to goodwill and other indefinite-lived intangible assets as a result of initially applying Statement No. 142 (including any related tax effects) to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net earnings to reported net earnings, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 and 2000 in Note 8 are appropriate.

As discussed above, the consolidated financial statements of the Company as of December 29, 2001, and for the two years then ended were audited by other auditors who have ceased operations. As described in Note 18, the Company changed the composition of its reportable segments in 2002, and the amounts in the 2001 and 2000 financial statements relating to reportable segments have been restated to conform to the 2002 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2001 and 2000 financial statements. Our procedures included (i) agreeing the adjusted amounts of segment net sales from external customers, intersegment sales, earnings and assets to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

As discussed above, the consolidated financial statements of the Company as of December 29, 2001, and for the two years then ended were audited by other auditors who have ceased operations. As described in Note 5, the Company has reclassified trade accounts receivable and gross installment receivables not due within one year from current assets, and the related amounts in the 2001 and 2000 financial statements have been reclassified. We audited the adjustments that were applied to reclassify these amounts in the 2001 and 2000 financial statements. Our procedures included (i) agreeing the amounts representing receivables due in excess of one year from Note 5 of the previously issued financial statements to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliations of adjusted accounts receivable (current and noncurrent) to the reported amounts.

In our opinion, the adjustments described above to present the transitional disclosures required by Statement No. 142, restate the reportable segments and to reclassify trade accounts receivable and gross installment receivables not due within one year have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 consolidated financial statements taken as a whole.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
January 22, 2003

The following Report of Independent Public Accountants is a copy of a report that Arthur Andersen LLP previously issued in connection with Snap-on's Annual Report on Form 10-K for the year ended December 29, 2001. Arthur Andersen LLP has not reissued this report in connection with the preparation of Snap-on's financial statements as of and for the period ended December 28, 2002. In 2002, the company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." As described in Note 8, these consolidated financial statements have been revised to include the transitional disclosures required by SFAS No. 142. As described in Note 18, the company changed the composition of its reportable segments in 2002, and the amounts in the 2001 and 2000 financial statements relating to reportable segments have been restated to conform to the 2002 composition of reportable segments. As described in Note 5, the company has reclassified trade accounts receivable and gross installment receivables not due within one year from current assets, and the related amounts in the 2001 and 2000 financial statements have been reclassified. In each of these cases, the Arthur Andersen LLP report does not extend to the transitional disclosures or the restated or reclassified amounts. These transitional disclosures and restated and reclassified amounts are reported on by Deloitte & Touche LLP as stated in their report appearing herein.

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SNAP-ON INCORPORATED

We have audited the accompanying consolidated balance sheets of Snap-on Incorporated (a Delaware Corporation) and subsidiaries as of December 29, 2001, and December 30, 2000, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 29, 2001. These consolidated financial statements are the responsibility of Snap-on's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Snap-on Incorporated and subsidiaries as of December 29, 2001, and December 30, 2000, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 10 to the financial statements, effective December 31, 2000, Snap-on Incorporated changed its method of accounting for derivatives.

As explained in Note 11 to the financial statements, effective January 2, 2000, Snap-on Incorporated changed its method of accounting for pensions.

/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP
Chicago, Illinois
January 29, 2002

BOARD OF DIRECTORS

DALE F. ELLIOTT [a*, e]
Chairman of the board, president
and chief executive officer
Snap-on Incorporated
Director since 2001

BRUCE S. CHELBERG [a, b, c*]
Retired chairman of the board
and chief executive officer
Whitman Corporation
Director since 1993

ROXANNE J. DECYK [a, c, d*, e]
Senior vice president – corporate
affairs and human resources
Shell Oil Company
Director since 1993

LEONARD A. HADLEY [b, e]
Retired chairman of the board,
president and chief executive officer
Maytag Corporation
Director since 1997

ARTHUR L. KELLY [a, d, e*]
Managing partner
KEL Enterprises L.P.
Director since 1978

JACK D. MICHAELS [c, d]
Chairman of the board
and chief executive officer
HON INDUSTRIES
Director since 1998

LARS NYBERG [d]
Chairman of the board
NCR Corporation
Director since 2002

FRANK S. PTAK [b, e]
Vice chairman
Illinois Tool Works Inc.
Director since 2000

EDWARD H. RENSI [b, c]
Owner and chief executive officer
Team Rensi Motorsports, and retired
president and chief executive officer
of McDonald's U.S.A.
Director since 1992

RICHARD F. TEERLINK [a, b*, c]
Retired chairman of the board
and chief executive officer
Harley-Davidson, Inc.
Director since 1997

BOARD COMMITTEES:
a: Executive Committee
b: Audit Committee
c: Organization and Executive Compensation Committee
d: Corporate Governance and Nominating Committee
e: Finance Committee
* Denotes Chair

CORPORATE MANAGEMENT

DALE F. ELLIOTT
Chairman of the board, president
and chief executive officer †

ALAN T. BILAND
Vice president – chief information officer
and president – diagnostics and
information group †

SHARON M. BRADY
Vice president – human resources

JEFFREY N. EGGERT
Vice president – Snap-on Tools operations

MARTIN M. ELLEN
Senior vice president – finance
and chief financial officer †

JOHN A. KIELICH
Vice president – planning and
Snap-on business process

DENIS J. LOVERINE
Vice president and treasurer

SUSAN F. MARRINAN
Vice president, secretary
and general counsel †

BLAINE A. METZGER
Vice president and controller †

MICHAEL F. MONTEMURRO
Senior vice president and president –
worldwide Snap-on dealer group †

WILLIAM H. PFUND
Vice president – investor relations

NICHOLAS T. PINCHUK
Senior vice president and president –
worldwide commercial and industrial group †

OPERATING MANAGEMENT

ANDERS ÅGREN
President – Bahco Group AB

DONALD E. BROMAN
Vice president and general manager –
worldwide industrial sales

OH KEH CHAI
President, Asia-Pacific

DAVID E. COX, JR.
Vice president – North American
technical sales

C. JOHN CREECH
President – Snap-on Tools Japan

DAVID R. ELLINGEN
President and chief executive officer –
Mitchell Repair Information Company

RAMÓN IRIONDO
President – Eurotools

THOMAS L. KASSOUF
President – worldwide equipment

NICHOLAS L. LOFFREDO
Vice president – dealer sales, United States

MARK S. PEZZONI
President – specialty products

GERALD E. SEEBECK
President – power tools

GIULIANO SPAGGIARI
Vice president – equipment Europe

WILLIAM J. TOBIAS
General manager – EquiServ

THOMAS J. WARD
President – diagnostics

† Denotes Executive Officer

EXCHANGE LISTING

Snap-on Incorporated's common stock is listed on the New York Stock Exchange under the ticker symbol SNA.

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069, U.S.A.
www.equiserve.com

SHAREHOLDER INQUIRIES

Shareholders with questions may call the Transfer Agent, EquiServe Trust Company, toll free at 800-446-2617 (in the United States) or 781-575-2723 (outside the United States). The hearing-impaired may call TDD|TTY 800-952-9245. An interactive automated system is available 24 hours a day, every day. Operators are available Monday–Friday, 9:00 a.m. to 5:00 p.m. Eastern time.

CERTIFICATE TRANSFERS

By mail:
EquiServe
P.O. Box 43070
Providence, Rhode Island 02940-3070, U.S.A.

By private courier:
EquiServe
ATTN: Transfer Department
150 Royall Street
Canton, Massachusetts 02021, U.S.A.

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

Investors may purchase stock directly from the company and increase their investment through a no-commission dividend reinvestment and direct stock purchase plan.

For information write to:
EquiServe
Dividend Reinvestment Service
P.O. Box 43081
Providence, Rhode Island 02940-3081, U.S.A.

Or call:
800-446-2617 (in the United States)
781-575-2723 (outside the United States)

ANTICIPATED DIVIDEND RECORD AND PAY DATES FOR 2003

Quarter	Record date	Pay date
First	February 17	March 10
Second	May 20	June 10
Third	August 20	September 10
Fourth	November 19	December 10

10-K AND OTHER FINANCIAL PUBLICATIONS

These publications are available without charge. Visit our Web site, send an e-mail to financials@snapon.com, contact the Snap-on corporate communications department at P.O. Box 1430, Kenosha, Wisconsin 53141-1430, U.S.A. or call 262-656-4808 (recorded message).

WEB SITE

Snap-on's Web site contains the 10-Qs, 10-Ks, news releases, annual reports and information about Snap-on's dividend reinvestment and direct stock purchase plan. Our address is www.snapon.com.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
411 East Wisconsin Avenue, Suite 2300
Milwaukee, Wisconsin 53202-4496, U.S.A.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at the Omni Mandalay Hotel at Las Colinas, 221 East Las Colinas Boulevard, Irving, Texas, at 9:00 a.m. CDT on Thursday, April 24, 2003. The meeting will also be available via webcast at www.snapon.com.

CORPORATE OFFICES

P.O. Box 1430
Kenosha, Wisconsin 53141-1430, U.S.A.
262-656-5200

GLOSSARY OF FINANCIAL TERMS

Free cash flow: Cash flow from operations less capital expenditures. Cash available from operating activities after investing in equipment, property and plant improvement projects.

Organic sales: Net sales, excluding the impact of acquisitions, divestitures and currency translation; used to illustrate growth on a comparable basis.

ROE (return on average shareholders' equity): Current year net earnings (loss) divided by average shareholders' equity (average of the last two years). ROE is a measurement of the profit generated on capital retained in the company by shareholders.

RONAEBIT (return on net assets employed before interest and taxes): This is an overall summary measurement for the drivers of profit margin and asset utilization. This metric measures pretax and pre-interest returns on net assets (total assets less all non-interest bearing liabilities). This performance measure is a component of our executive incentive compensation plan.

Total invested capital: The sum of invested funds in the company as calculated by adding total debt (notes payable plus long-term debt, including current maturities) net of cash plus total shareholders' equity.

Working capital: Current assets less current liabilities. Working capital reflects the amount of money being used to finance current operations.

Working investment: Accounts receivable – current plus inventories less accounts payable. Focused on those elements within operating control, working investment is a measurement of a company's effectiveness in using invested money to support current sales levels.

TRADEMARKS

The following are trademarks or registered trademarks of Snap-on Technologies, Inc.

SNAP-ON	DRIVEN TO DELIVER	TECHWRENCH
VERSADRIVER	MODIS	SUN
MFX XTREME	JOHN BEAN	VISUALINER 3D
ARAGO	DIGISMART	D-TAC
BLACKHAWK	SHARK	

IRAZOLA and TEKNO-PLUS are trademarks of Irazola S.A.
BAHCO and ERGO are trademarks of Kapman AB
ACESA is a trademark of Herramientas Eurotools, S.A.
SIOUX is a trademark of Sioux Tools, Inc.
WHEELTRONIC is a trademark of Wheeltronic Ltd.
All other marks are trademarks of their respective holders.

DESIGN: VSA Partners PHOTOGRAPHY: Robert Schlatter and James Schnepf PRINTING: Hennegan

Snap-on

SNAP-ON INCORPORATED   P.O. BOX 1430, KENOSHA, WI 53141-1430, U.S.A.   (262) 656-5200   WWW.SNAPON.COM